UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Santarus, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. The telephone number of the Company’s principal executive office is (858) 314-5700.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of November 25, 2013, there were 67,326,021 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent” or “Salix”), to purchase any and all of the issued and outstanding shares of Common Stock, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), at a purchase price of $32.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent (“Intermediary”), and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 3, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2013, by and among Parent, Intermediary, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company and Shares owned by

Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent, which in each case will be canceled with no payment or distribution being made with respect thereto and (ii) Shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL in connection with the Merger) will be canceled and automatically converted into the right to receive the Offer Price, without interest and subject to any required withholding taxes. In addition, the Merger Agreement provides that, prior to the time that Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”), the board of directors of the Company (the “Company Board”) will take such actions as may be required for all outstanding Company stock options to become fully vested and exercisable by the holders thereof prior to the Effective Time. To the extent that any outstanding Company stock options are not so exercised on or prior to the Effective Time, each such stock option will, at the Effective Time, be canceled and terminated and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the excess, if any, of the Offer Price over the exercise price of such option and the number of Shares underlying such option. As a result of the Merger, the Company will cease to be a publicly traded company. The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 Midnight, New York City time, at the end of the day on December 31, 2013, subject to extension in certain circumstances set forth in the Merger Agreement or as required by applicable law.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Shares that represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully diluted basis) and (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The consummation of the Offer is not subject to any financing condition.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and their telephone number is (919) 862-1000.

The Company has made information relating to the Offer available online at www.santarus.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, the Information Statement (“Information Statement”) filed pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and is incorporated by reference herein, or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by the Company to the other parties but is not publicly filed as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On August 6, 2013, the Company and Intermediary entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Intermediary and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—The Confidentiality Agreement” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Support Agreement

On November 7, 2013, Parent, Purchaser and certain officers and directors of the Company entered into a tender and support agreement (the “Tender and Support Agreement”), pursuant to which each such officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer. The summary of the Tender and Support Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—The Support Agreement” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of November 25, 2013, the directors and executive officers of the Company beneficially owned in the aggregate 1,565,692 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options and Company ESPP Rights (each, as defined below) held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $50,102,144 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options.” For a description of the treatment of Company ESPP Rights held by the executive officers of the Company, see below under the heading “Effect of the Merger on Employee Stock Purchase Plan.”

The following table sets forth, as of November 25, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding shares underlying Company Stock Options), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Gerald T. Proehl	359,472	$11,503,104
E. David Ballard II, M.D.	—	—
Maria Bedoya-Toro, Ph.D	48,695	$1,558,240
Debra P. Crawford	166,326	$5,322,432
Julie A. DeMeules	380	$12,160
William C. Denby, III	57,167	$1,829,344
Carey J. Fox	24,567	$786,144
Warren E. Hall	7,630	$244,160
Michael D. Step	1,497	$47,904
Mark C. Totoritis, M.D.	68,065	$2,178,080
Wendell Wierenga, Ph.D.	4,714	$150,848
Non-Employee Directors
David F. Hale	318,452	$10,190,464
Daniel D. Burgess	—	—
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	—	—
Alessandro E. Della Chà	49,715	$1,590,880
Michael E. Herman	122,512	$3,920,384
Ted W. Love, M.D.	335,500	$10,736,000
Kent Snyder	1,000	$32,000

Merger Agreement

Effect of the Merger on Stock Options

As of November 25, 2013, Company directors and executive officers held options to purchase 11,135,241 Shares granted under the Company’s 1998 Stock Option Plan, as amended, and the Company’s Amended and Restated 2004 Equity Incentive Award Plan, as amended and restated effective June 11, 2013 (collectively, the “Company Stock Plans”).

Pursuant to the Merger Agreement, each holder of an option to purchase Shares (each, a “Company Stock Option”) will be provided with notice pursuant to which all outstanding Company Stock Options held by such holder will become fully vested and may be exercised by such holder prior to the Effective Time in accordance with the terms and conditions of the applicable award agreement and Company Stock Plan under which such Company Stock Option was granted.

In addition, pursuant to the Merger Agreement, to the extent that any outstanding Company Stock Option is not so exercised prior to the Effective Time, such Company Stock Option will be canceled, terminated and converted at the Effective Time into the right to receive an amount in cash determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price of such Company Stock Option by (ii) the number of Shares underlying such Company Stock Option (assuming full vesting of the Company Stock Option) had such holder exercised the Company Stock Option in full immediately prior to the Effective Time, less any required withholding taxes (the “Option Payment Amount”). The Option Payment Amount will be paid, without interest, within three business days following the closing date of the Merger (the “Closing Date”).

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of November 25, 2013.

Name	Number of Company Stock Options Held (Whether Vested or Unvested)	Consideration Payable in Respect of Company Stock Options
Executive Officers
Gerald T. Proehl	2,681,643	$69,679,926
E. David Ballard II, M.D.	771,193	$19,646,424
Maria Bedoya-Toro, Ph.D	548,345	$14,103,323
Debra P. Crawford	848,830	$22,313,980
Julie A. DeMeules	703,220	$17,922,793
William C. Denby, III	693,759	$17,846,047
Carey J. Fox	833,794	$21,530,924
Warren E. Hall	809,308	$21,178,986
Michael D. Step	632,237	$16,340,602
Mark C. Totoritis, M.D.	326,174	$8,124,371
Wendell Wierenga, Ph.D.	368,810	$8,978,212
Non-Employee Directors
David F. Hale	325,000	$7,821,540
Daniel D. Burgess	378,000	$9,712,840
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	336,000	$8,741,250
Alessandro E. Della Chà	99,000	$2,027,930
Michael E. Herman	239,428	$5,582,641
Ted W. Love, M.D.	237,500	$5,811,365
Kent Snyder	303,000	$7,933,140

Effect of the Merger on Employee Stock Purchase Plan

Pursuant to the Merger Agreement, with respect to the Company’s Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013 (the “Company ESPP”), the Company will take all actions necessary to provide that (i) no new participants are permitted to enroll in the Company ESPP after the date of the Merger Agreement, (ii) no participant in the Company ESPP may increase, after the date of the Merger Agreement, the payroll deductions or purchase elections credited to such participant’s account under the Company ESPP (unless otherwise required by the Internal Revenue Code of 1986, as amended (the “Code”)), (iii) no further Offering Periods (as defined under the Company ESPP) shall commence under the Company

ESPP following the date of the Merger Agreement and (iv) each purchase right under the Company ESPP (each, a “Company ESPP Right”) shall terminate no later than immediately prior to the Effective Time. With respect to the Offering Period that is in effect on the date of the Merger Agreement, each Company ESPP Right will be exercised in accordance with the terms of the Company ESPP on the regularly scheduled Exercise Date (as defined in the Company ESPP) for such Offering Period. Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company ESPP, with such termination to be effective the day immediately prior to the Closing Date.

No directors, other than Mr. Proehl, participate in the Company ESPP. The table below sets forth information regarding the amount of estimated net cash consideration each of the Company’s executive officers will receive with respect to Company ESPP Rights that were exercised by each executive officer on November 29, 2013.

Name	Shares Issuable Upon Exercise of Company ESPP Rights(1)	Net Cash Consideration Payable in Respect of Shares Issued Upon Exercise of Company ESPP Rights(2)
Gerald T. Proehl	348	$4,693
E. David Ballard II, M.D.	—	—
Maria Bedoya-Toro, Ph.D	42	$566
Debra P. Crawford	162	$2,185
Julie A. DeMeules	63	$850
William C. Denby, III	—	—
Carey J. Fox	201	$2,711
Warren E. Hall	624	$8,416
Michael D. Step	728	$9,819
Mark C. Totoritis, M.D.	78	$1,052
Wendell Wierenga, Ph.D.	314	$4,235

(1)	This column represents an estimate of the number of shares issued upon exercise of Company ESPP Rights with respect to the Offering Period in effect under the Company ESPP on the date of the Merger Agreement (based on the current terms of the Company ESPP and expected Company ESPP contributions through the Exercise Date (as defined in the Company ESPP)).
(2)	This column represents (i) the number of Shares issuable upon exercise of Company ESPP Rights multiplied by (ii) the Offer Price less the actual purchase price per share determined as of the Exercise Date.

Continuing Employees

The Merger Agreement provides that, until the 12-month anniversary of the Closing Date, Parent will provide each employee of the Company and the Company’s subsidiary who is located in the United States and retained by Parent with (i) the same level of base salary and hourly wage rate, as applicable, (ii) the same level of target bonus opportunity or sales incentive, as applicable, and (iii) employee benefits (excluding equity plans) that are (A) comparable in the aggregate to those benefits provided to such employees immediately prior to the Effective Time or (B) comparable in the aggregate to the benefits Parent provides to its similarly situated employees; provided that Parent will be under no obligation to retain any employee or group of employees of the Company or its subsidiary.

The Merger Agreement further provides that for purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent and its subsidiaries (including, after the Closing Date, the Surviving Corporation), in which an employee of the Company or its subsidiary immediately prior to the Closing Date (a “Company Employee”) is eligible to participate, Parent will, or will cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service with the Company and its affiliates of each Company Employee (to the same extent such service is recognized under existing analogous plans, programs or arrangements of the Company or its affiliates prior to the Closing Date) as service rendered to Parent or its subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not for purposes of benefit accrual with respect to any defined benefit pension plans); provided that such crediting of service will not operate to duplicate any benefit or the funding of such benefit to such Company Employee.

The Merger Agreement further provides that Company Employees will also be given credit for any deductible, co-payment amounts or maximum out-of-pocket requirements paid in respect of the plan year in which the Closing Date occurs, to the extent that, following the Closing Date, they participate in any other plan for which deductibles or co-payments are required, or maximum out-of-pocket requirements are in place. Furthermore, pursuant to the Merger Agreement, Parent will use reasonable best efforts to cause each employee benefit plan maintained by or contributed to by Parent and its subsidiaries (including, after the Closing Date, the Surviving Corporation) in which Company Employees participate to waive any preexisting condition and actively at work requirements that were waived under the terms of any Company employee benefit plan, program or arrangement immediately prior to the Closing Date, or waiting period limitation which would otherwise be applicable to a Company Employee on or after the Closing Date.

The Merger Agreement further provides that Parent will recognize any accrued but unused vacation and sabbatical time of the Company Employees as of the Closing Date in accordance with the terms of the Company policies, and Parent will cause the Company and its subsidiary to provide such vacation and sabbatical time in accordance with the terms of such Company policies, but in no event will Parent be obligated to extend or enlarge the benefits available under such Company policies.

Employment Agreements

The Company has entered into employment agreements with each of its executive officers, which address its executive officers’ duties and responsibilities and specify the amounts payable to such executive officers in connection with certain terminations or change in control events. Except as provided below, all of the employment agreements with the Company’s executive officers contain substantially similar terms. The base salaries of the executive officers in effect at the time their employment agreements were signed are set forth in the agreements. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for an annual salary review by the compensation committee of the Company Board. Each of the executive officers is eligible to participate in any management incentive compensation plan adopted by the Company or such other bonus plan as the Company Board or its compensation committee may approve. The award of any bonus compensation is to be determined by the compensation committee or pursuant to a plan approved by the Company Board or compensation committee. Each of the executive officers is an at-will employee.

The employment agreements also provide each executive officer with certain severance benefits in the event his or her employment is terminated by the Company other than for “cause” or if the executive officer resigns with “good reason” (as such terms are defined in the employment agreements). Specifically, in the event of such a termination or resignation, all executives will receive a lump sum payment of 12 months of salary and an amount equal to the executive’s annual target bonus for the year of termination, 12 months healthcare and life insurance benefits continuation at the Company’s expense, plus $15,000 towards outplacement services. If such termination or resignation occurs more than 60 days prior to or more than 12 months following a change in control of the Company, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months, will immediately vest on the date of termination.

With respect to Mr. Proehl only, if such termination or resignation occurs within 60 days prior to or within 12 months following a change in control of the Company, Mr. Proehl will be entitled to receive 18 months of salary and an amount equal to his annual target bonus for the year of termination, 18 months of healthcare and life insurance benefits continuation at the Company’s expense, plus $15,000 towards outplacement services.

In addition, with respect to all executives (including Mr. Proehl), if such termination occurs within 60 days prior to or within 12 months following a change in control of the Company, all of the executive’s remaining unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the date of termination.

Apart from termination, the employment agreements also provide that, in connection with a change in control of the Company, 50% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately become vested. This accelerated vesting supersedes any less favorable accelerated vesting provided under the Company Stock Plans. However, as described above, pursuant to the terms of the Merger Agreement, any outstanding Company Stock Option that is not exercised prior to the Effective Time, will be canceled, terminated and automatically converted at the Effective Time into the right to receive the Option Payment Amount.

Each of the employment agreements also provides that payments under each employment agreement may be delayed to the extent necessary to avoid adverse tax consequences for the affected executive officer under Section 409A of the Code, as well as condition the receipt of post-termination payments and benefits on the executive’s execution and nonrevocation of a general release of claims. The agreements prohibit executives from soliciting Company employees during the applicable severance period.

The employment agreements do not provide for any type of tax “gross up” or similar reimbursement obligation by the Company in respect of “golden parachute” or any other taxes to which any of the executive officers may become subject. However, each of the employment agreements was amended in November 2013 to include a “best pay” cap, which ensures that any payments and benefits payable to such executive officer in connection with a change in control of the Company would be reduced to the extent necessary so that no excise tax under the Code would be imposed, if doing so would result in the executive officer retaining a larger after-tax amount.

The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements, including the form of amendment thereto, filed as Exhibits (e)(14) through (e)(25) to this Schedule 14D-9, which are incorporated herein by reference.

Potential Payments Upon a Termination in Connection with a Change of Control of the Company

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the employment agreements with the Company’s executive officers. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their employment agreements. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the executive’s termination by the Company other than for “cause” or the executive’s resignation with “good reason,” each within 60 days prior to or within 12 months following a change in control of the Company (the “Triggering Event”); they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the Triggering Event. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the initial expiration date of the Offer and the date of termination is November 25, 2013 and (ii) the stock price was $32.00 per share, which is the Offer Price. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance Payment(1)	Accelerated Option Vesting(2)	Healthcare and Life Insurance Benefits(3)	Outplacement Services	Total Value
Gerald T. Proehl	$1,438,177	$17,320,193	$39,571	$15,000	$18,812,941
Debra P. Crawford	525,073	4,228,186	24,999	15,000	4,793,258
Carey J. Fox	522,700	4,487,248	16,824	15,000	5,041,772
Warren E. Hall	462,085	4,439,620	18,801	15,000	4,935,506
Wendell Wierenga, Ph.D.	635,076	4,808,189	666	15,000	5,458,931

(1)	The amount listed in the column represents a lump sum payment equal to (i) 18 months of additional salary based on the salary in effect as of November 25, 2013 for Mr. Proehl, and 12 months of additional salary based on the salary in effect as of November 25, 2013 for Ms. Crawford, Ms. Fox, Mr. Hall and Dr. Wierenga and (ii) an amount equal to the executive’s annual target bonus for the year of termination. The base salary and annual target bonus for each named executive officer is as follows:

Name	Base Salary	Annual Target Bonus
Gerald T. Proehl	$653,717	$457,602
Debra P. Crawford	375,052	150,021
Carey J. Fox	373,357	149,343
Warren E. Hall	330,061	132,024
Wendell Wierenga, Ph.D.	423,384	211,692

(2)	The value of the unvested and accelerated stock options is the difference between the Offer Price of $32.00 per share and the exercise price of the option, multiplied by the number of unvested shares underlying such options as of November 25, 2013 consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).
(3)	Consists of health, dental, vision and life insurance coverage. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of November 25, 2013 and is valued at the premiums in effect on November 25, 2013.

Director Compensation

Non-employee members of the Company Board receive a combination of cash compensation, in the form of annual retainers and meeting stipends, and equity incentive compensation, in the form of stock option awards, for their service on the Company Board. Any Company Board member who is also an employee of the Company does not receive separate compensation for service on the Company Board.

Cash Compensation

For the 2012 fiscal year, each non-employee director received an annual cash retainer of $45,000. The chairman of the Company Board received an additional annual retainer of $40,000 and the chairs of the following committees of the Company Board received the following additional annual retainers: (i) audit committee, $20,000; (ii) compensation committee, $15,000; and (iii) nominating/corporate governance committee, $10,000. In addition, the non-chair members of the following committees received the following additional annual retainers: (i) audit committee, $10,000; (ii) compensation committee, $7,500; and (iii) nominating/corporate governance committee, $5,000.

For each meeting of the Company Board attended during 2012 in excess of ten board meetings, each non-employee director was entitled to receive an additional cash meeting stipend of $2,000 for each such meeting attended in-person or $1,000 for each such meeting attended by telephone.

In addition, non-employee directors also received reimbursement of their reasonable out-of-pocket expenses in connection with attendance at board and committee meetings.

For the 2013 fiscal year, each non-employee director is entitled to receive the same amounts of cash compensation as described above for the 2012 fiscal year.

Equity Incentive Compensation

The Company’s non-employee directors also receive equity incentive compensation in connection with their service on the Company Board.

For the 2012 fiscal year, on June 13, 2012, the date of the 2012 annual meeting of the Company’s stockholders, (i) each continuing non-employee director received an option to purchase 32,000 shares of common stock, (ii) the chairman of the Company Board received an additional annual option to purchase 10,000 shares of common stock, (iii) the chairman of the audit committee received an additional annual option to purchase 5,000 shares of common stock, (iv) the chairman of the compensation committee received an additional annual option to purchase 5,000 shares of common stock and (v) the chairman of the nominating/corporate governance committee received an additional annual option to purchase 2,500 shares of common stock. In addition, the Company’s policy provides that each non-employee director who is initially elected to the Company Board will be granted an option to purchase 35,000 shares of common stock in connection with his or her initial election to the Company Board.

These options have an exercise price per share equal to 100% of the fair market value of the underlying stock at the time of grant. The options granted to non-employee directors in connection with their initial election to the Company Board will vest in three equal annual installments on each yearly anniversary of the date of grant, subject to the director’s continuing service on the Company Board on such dates. The other options granted to non-employee directors described above will vest in twelve equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on the Company Board on such dates. To the extent vested as of a non-employee director’s termination of membership on the Company Board, each such option will be exercisable for 12 months following such director’s termination of membership on the Company Board. The term of each option granted to a non-employee director is ten years. Upon a change in control (as defined in the Company Stock Plans), each option granted to a non-employee director will become 100% vested in accordance with the terms of such plans.

On June 11, 2013, the date of the 2013 annual meeting of the Company’s stockholders, each continuing non-employee director received annual option grants in the same amount and on the same terms as described above in respect of the annual option grants made on the date of the Company’s 2012 annual stockholders meeting.

Please see the section above entitled “Effect of the Merger on Stock Options” for more information on the treatment of equity held by directors in the Merger.

License Amendment with Cosmo Technologies Limited (“Cosmo”)

Concurrently with the execution and delivery of the Merger Agreement, on November 7, 2013, the Company and Parent entered into an agreement (the “License Amendment”) with Cosmo, which License Amendment modifies certain terms of the License Agreement by and between the Company and Cosmo dated December 10, 2008 (the “Original License Agreement”). Under the terms of the License Amendment, among other things, effective and conditioned upon the consummation of the Merger, (i) the Company agreed to return to Cosmo all rights to Rifamycin SV MMX® acquired by the Company under the Original License Agreement and all regulatory approvals, filings and study data relating to the product, (ii) Cosmo consented to the development, promotion and marketing in the United States by the Company, Parent and any of their subsidiaries of budesonide products; provided, that the Company, Parent and their subsidiaries are prohibited from developing, promoting or marketing an oral formulation budesonide product other than the product licensed by the Company under the Original License Agreement, and (iii) milestone obligations payable to Cosmo will only be payable in cash, and the Stock Issuance Agreement between the Company and Cosmo, effective as of December 10, 2008, and the Registration Rights Agreement between the Company and Cosmo, dated as of December 10, 2008 and amended on April 23, 2009, will be terminated. The License Amendment automatically terminates upon any termination of the Merger Agreement or if the Merger is not consummated by June 30, 2014. Alessandro E. Della Chà, a member of the Company Board, is also a member of the board of directors of Cosmo and also serves as Cosmo’s outside legal counsel. Mr. Della Chà abstained from the approval of the License Amendment by the Company Board. This summary of the License Amendment does not purport to be complete and is qualified in its entirety by reference to the License Amendment, which is filed as Exhibit (e)(26) hereto, and is incorporated herein by reference.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (as amended, the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with its directors and officers which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require the Company, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising on account of conduct which constitutes a breach of such person’s duty of loyalty to the Company or its stockholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law. These indemnification agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(27) hereto, and is incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Parent and the Surviving Corporation have agreed to indemnify, defend and hold harmless the past and present directors and officers of the Company and the Company’s subsidiary (collectively, the “Covered Persons”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time.

The Merger Agreement further provides that, for a period of six years from and after the Effective Time, the Surviving Corporation will maintain (and Parent will cause it to maintain) for the benefit of the Covered Persons, as of the date of the Merger Agreement, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less advantageous than the Company’s existing policies. The Surviving Corporation, however, will not be required to pay an annual premium for coverage in excess of 250% of the current annual premium paid by the Company.

Continuing Directors

The Merger Agreement provides that, from the Acceptance Time, Parent shall be entitled to designate a certain number of directors to the Company Board. After Parent’s designees are appointed or elected to, and constitute a majority of the Company Board, and until the Effective Time, at least three directors who were directors immediately prior to such initial designations by Parent will continue to serve on the Company Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see the Information Statement attached hereto as Annex I.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on November 6, 2013, the Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(10) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans. As part of this evaluation, the Company Board and management also periodically consider strategic alternatives to deliver long-term value to its stockholders.

Prior to June 2013, the only significant contact the Company had with Parent regarding a potential strategic transaction occurred in June 2010, when Carolyn Logan, President and Chief Executive Officer of Parent, sent a written indication of interest to Gerald Proehl, the Company’s President and Chief Executive Officer, expressing Parent’s interest in acquiring the Company for between $4.50 and $5.00 per share in cash. After a meeting in person that month between certain members of the boards of directors and management of both the Company and Parent, and consideration by the Company Board of the offer, the Company Board viewed the range of the offer as inadequate and discussions between the Company and Parent ceased at that time.

In February 2012, the Company Board decided to retain Stifel, Nicolaus & Company, Incorporated (“Stifel”) to provide financial advisory services in connection with potential strategic transactions based on concerns that the trading price of the Company’s common stock was undervalued and that the Company was potentially vulnerable to an unsolicited takeover proposal. The Company signed an engagement letter with Stifel on February 10, 2012, which provided that certain provisions of the engagement letter, including any advisory fee payable in connection with such a transaction, would be negotiated in good faith by the parties consistent with customary industry practice at the time of any such transaction. At a meeting of the Company Board on February 21, 2012, representatives of Stifel discussed a preliminary valuation analysis with the Company Board, and representatives of the Company’s legal advisor Latham & Watkins LLP (“Latham & Watkins”) reviewed with the Company Board key principles related to their fiduciary duties in the event of any strategic transaction interest by third parties.

On June 20, 2013, a representative of Jefferies LLC, financial advisor to Parent (“Jefferies”), contacted David Hale, Chairman of the Company Board, expressing an interest in having a dialogue regarding a possible acquisition of the Company by Parent. Mr. Hale indicated that the Company was open to having discussions with Parent regarding a potential transaction.

On June 24, 2013, Ms. Logan and Adam Derbyshire, Executive Vice President, Finance and Administration, and Chief Financial Officer of Parent, contacted Mr. Proehl via telephone, and after expressing Parent’s interest in acquiring the Company, requested a meeting with Mr. Proehl in person to discuss a potential transaction.

On July 8, 2013, Mr. Proehl met with Ms. Logan and Mr. Derbyshire. After a discussion regarding the Company’s business and the potential acquisition of the Company, Ms. Logan requested that the Company enter into a confidentiality agreement with Parent in order to conduct a high-level preliminary review of certain non-public aspects of the Company’s business. Mr. Proehl responded that the Company would consider the request, but that prior to entering into a confidentiality agreement the Company would need to receive a written indication of interest.

On July 11, 2013, Rick Scruggs, Executive Vice President, Business Development of Parent, sent a due diligence request by email to Mr. Proehl.

On July 12, 2013, Mr. Proehl contacted Ms. Logan regarding the proposed transaction and reiterated that the Company was unwilling to enter into a confidentiality agreement and share confidential information prior to receiving a written indication of interest from Parent.

On July 19, 2013, Ms. Logan contacted Mr. Proehl by telephone to discuss the potential acquisition, and informed him that Parent was prepared to send a written indication of interest. Later that day, Ms. Logan sent an email to Mr. Proehl attaching a non-binding initial indication of interest in writing to acquire the Company for between $28.00 and $30.00 per share in cash.

On July 22, 2013, the Company Board held a telephonic meeting to discuss Parent’s written indication of interest. Representatives of Stifel and Latham & Watkins were present, as were members of the Company’s senior management. Mr. Hale and Mr. Proehl provided an overview of the terms of the indication of interest and led a discussion of the proposed transaction and the interactions that had occurred with Parent. As part of the discussion, the Company Board also reviewed other business development and strategic opportunities under review by the Company and the Company’s long-term financial plan. Representatives of Stifel discussed a preliminary valuation analysis of the Company with the Company Board, and Scott Wolfe of Latham & Watkins reviewed with the Company Board key principles related to their fiduciary duties in the context of the offer from Parent. After discussion, the Company Board directed Stifel to conduct additional analyses and instructed management to prepare an updated long-range financial plan for the Company.

On July 26, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Proehl and Debra Crawford, the Company’s Senior Vice President and Chief Financial Officer, presented to the Company Board the Company’s updated long-range financial plan and led a discussion of the assumptions involved and potential risks in achieving such plan. The Company Board directed Stifel to prepare an updated valuation analysis incorporating this long-range financial plan. After further discussion of the initial indication of interest from Parent, the Company Board instructed Mr. Proehl to communicate to Parent that the range of the offer was viewed as inadequate by the Company Board, but authorized management to enter into a confidentiality agreement and conduct a management presentation for Parent. The Company Board also discussed potential acquisition transactions by the Company and authorized management to continue pursuing these transactions.

At the July 26, 2013 board meeting, after a discussion of various strategic transactions the Company was considering and the potential conflict of interest that could arise due to the affiliation of Alessandro Della Chà, a member of the Company Board, with one of the Company’s licensors, Cosmo, the Company Board formed a special committee, consisting of Company Board members Daniel Burgess, David Hale and Kent Snyder. The special committee was empowered to explore and evaluate strategic alternatives, including the potential sale of the Company to Parent, and to keep the Company Board apprised of its activities, analysis and recommendations, with any final decision regarding such strategic transactions to be made by the full Company Board after taking into account the recommendation made by the special committee.

On July 29, 2013, Mr. Proehl contacted Ms. Logan by telephone and communicated the Company Board’s feedback with respect to the proposed transaction. They agreed to hold a meeting in the near future, at which the Company’s management would provide a presentation to Parent. Later that day, the Company provided to Parent an initial draft of a confidentiality agreement.

On August 1, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Proehl provided an update on the recent discussions with Parent. Representatives of Stifel then discussed with the Company Board a preliminary valuation analysis in light of the Company’s long-range financial plan that had been discussed at the previous Company Board meeting. After a discussion, the Company Board directed Stifel to discuss with Jefferies in further detail Parent’s ability to finance the proposed acquisition of the Company. The Company Board also instructed management to proceed with establishing a virtual data room to facilitate potential diligence activities, but to not yet grant access to Parent.

After exchanging drafts of a proposed confidentiality agreement, on August 6, 2013, the Company and Intermediary entered into the confidentiality agreement, which included a standstill provision.

On August 15, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Proehl and representatives of Stifel updated the Company Board on developments in the discussions with Parent, and discussed potential synergies and Parent’s ability to finance an acquisition of the Company. The Company Board discussed whether this was an appropriate time to consider other potential counterparties for a strategic transaction, and determined to consider the matter further at future meetings. The Company Board also discussed the status of potential acquisition transactions by the Company.

On August 22, 2013, Mr. Proehl and several other members of the Company’s management team met with representatives of Parent, as well as representatives of Stifel, Latham & Watkins, Jefferies and Covington & Burling LLP, outside legal counsel to Parent (“Covington”), to provide Parent and its advisors with an overview of the Company, including its marketed products, research and development pipeline, financial matters, personnel matters, sales and marketing infrastructure, business plans, financial forecasts and other information relevant to the Company’s valuation. Jefferies also discussed the ability of Parent to finance an acquisition of the Company. The meeting lasted approximately eight hours.

On August 23, 2013, the Company Board held another telephonic meeting to discuss the progress of the discussions with Parent. Mr. Proehl updated the Company Board on the recent developments, including the recent management presentation with Parent.

On August 24, 2013, Jefferies contacted Stifel requesting additional financial diligence regarding the Company. Over the next few days, Stifel responded to this request with financial information on behalf of the Company, as directed by the Company.

On August 29, 2013, the special committee of the Company Board held a telephonic meeting with representatives from Latham & Watkins and members of management present. Also present was another outside financial advisor that was providing advisory services to the Company Board regarding a potential acquisition by the Company. The special committee discussed with this financial advisor and management a potential acquisition by the Company. After the financial advisor left the meeting, the special committee discussed additional strategic considerations, including the potential transaction with Parent.

Following the management presentation and additional commercial and business diligence by Parent, on September 12, 2013, the Company received from Parent an updated indication of interest in writing to acquire the Company for $30.00 per share in cash, together with a letter from Jefferies Finance LLC indicating that it was “highly confident” it could provide the necessary financing to Parent to support the offer.

On September 15, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Hale reviewed with the Company Board the revised offer from Parent, and representatives from Stifel updated the Company Board on its discussions with Jefferies. Following a discussion of the revised offer, the Company Board instructed Mr. Proehl to communicate to Parent that the revised offer to acquire the Company for $30.00 per share in cash was still viewed as inadequate by the Company Board, and instructed management that the Company still should not grant Parent access to the virtual data room.

On September 16, 2013, Mr. Proehl contacted Ms. Logan by telephone and communicated the Company Board’s feedback. Representatives from Stifel also contacted representatives from Jefferies to discuss the Company Board’s feedback.

On September 20, 2013, the special committee of the Company Board held a telephonic meeting regarding a potential acquisition by the Company with representatives from the financial advisor advising the Company on such potential acquisition, Latham & Watkins and members of management present. The special committee discussed with the financial advisor and management the potential acquisition by the Company. After the financial advisor left the meeting, the special committee discussed additional strategic considerations, including the potential transaction with Parent.

On September 26, 2013, Ms. Logan left a voicemail for Mr. Proehl communicating a revised offer price of $32.00 per share in cash.

On October 1, 2013, the Company Board held a meeting in San Diego, California with representatives of Stifel and Latham & Watkins and members of management present. Mr. Hale reviewed with the Company Board the revised offer from Parent to acquire the Company for $32.00 per share in cash. Mr. Wolfe reviewed with the Company Board key principles related to their fiduciary duties in the context of the proposed acquisition. Representatives from Stifel discussed a preliminary valuation analysis of the Company and further analyses in the context of the updated offer from Parent. The Company Board engaged in a lengthy discussion of the offer from Parent, including an assessment of the potential upside opportunities and downside risks facing the Company, and discussed potential responses to Parent. Following this discussion, the Company Board instructed representatives from Stifel to be prepared to present a counter-proposal to Jefferies of $33.00 per share in cash, plus a $2.00 contingent value right to be triggered by a specified clinical development milestone related to the Company’s Ruconest® product candidate. The Company Board also instructed management that the Company still should not grant access to the virtual data room to Parent.

On October 2, 2013, the Company Board reconvened their meeting in San Diego, California with representatives of Latham & Watkins and members of management present. Various members of management presented to the Company Board on the Company’s commercial activities, research and development and regulatory approval activities, business development activities (including potential acquisitions by the Company), financial forecasts and legal activities. The Company Board discussed strategic matters including potential acquisitions by the Company and the offer from Parent.

On October 3, 2013, Mr. Proehl contacted Ms. Logan by telephone and communicated the Company’s counter-proposal of $33.00 per share in cash plus a $2.00 contingent value right. Representatives from Stifel also contacted representatives from Jefferies to communicate the same counter-proposal terms as directed by the Company Board.

On October 8, 2013, representatives of Jefferies provided a revised offer of $33.00 per share in cash to representatives of Stifel in a telephone conversation. The Jefferies representatives indicated that this offer was Parent’s best and final offer, subject to the completion of due diligence, the negotiation of definitive transaction documents and the approval of Parent’s board of directors.

On October 9, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Hale reviewed with the Company Board the revised offer from Parent to acquire the Company for $33.00 per share in cash. Representatives from Stifel updated the Company Board on its discussions with Jefferies, and discussed matters relating to conducting an assessment of strategic alternatives, including proposing various third parties that could be contacted as a part of this assessment. Mr. Wolfe then reviewed various aspects of the Company Board’s fiduciary duties and the process of reviewing strategic alternatives. After reviewing the proposed list of alternate transaction parties and adding additional parties to the list, the Company Board identified 15 parties (including 13 strategic buyers and 2 financial buyers) and instructed Stifel and the Company’s management to contact such parties to gauge their interest in a potential acquisition of the Company. The Company Board then instructed management to provide full access to its virtual data room to Parent and to commence negotiation of definitive transaction documents in connection with Parent’s offer. Following the meeting, Mr. Proehl contacted Ms. Logan to communicate the Company Board’s feedback and to advise her that the Company was willing to proceed based on the revised offer from Parent to acquire the Company for $33.00 per share in cash.

Stifel and the Company’s management contacted all 15 parties selected by the Company Board and engaged in discussions with them regarding a potential acquisition of the Company. The parties that were contacted included large pharmaceutical companies, large specialty pharmaceutical companies and financial sponsors, each of which met one or more of the following criteria: (i) similar therapeutic focus to the Company on gastrointestinal, endocrinology or hereditary angioedema/orphan diseases; (ii) similar focus on marketing to primary care physicians and/or specialists; (iii) past collaboration and/or strategic transaction discussions with the Company; (iv) established acquisition track record, with identified potential strategic need to acquire and/or ability to fund an acquisition or obtain financing; and (v) in the case of financial sponsors, substantial cash resources and a track record of making large investments in the specialty pharmaceutical space. Several of the parties indicated they would review publicly available information about the Company, but only one party (“Party A”) eventually signed a confidentiality agreement as discussed below. A number of the other parties indicated that they did not view the Company as a strategic fit or that they were unable to make an offer that would be competitive with Parent’s offer. Other than Party A’s willingness to enter into a confidentiality agreement, no third parties submitted offers or expressions of interest in an acquisition or other strategic transaction.

On October 11, 2013, the Company Board held a telephonic meeting with representatives of Latham & Watkins and members of management present, as well as its outside financial advisor for a separate potential transaction regarding an acquisition by the Company. After a discussion with the financial advisor and Mr. Wolfe regarding such acquisition, the Company Board determined that in light of its potential transaction with Parent it would not move forward with the potential acquisition by the Company at that time.

On October 18, 2013, Covington provided the initial draft of the merger agreement to Latham & Watkins. Later that day, members of the Company’s management discussed the draft merger agreement and key transaction issues with Latham & Watkins and Stifel and determined proposed responses on several issues.

On October 22, 2013, the Company’s management and Latham & Watkins further discussed the draft merger agreement on a conference call, and after further revising the terms thereof, Latham & Watkins sent a revised draft merger agreement to Covington.

In the morning on October 24, 2013, the special committee of the Company Board held a telephonic meeting with representatives from Stifel and Latham & Watkins and members of management present. Representatives of Stifel discussed the contacts they and the Company had with the 15 third parties identified by the Company Board regarding a potential acquisition of the Company, and related feedback from such parties. Mr. Wolfe and Carey Fox, the Company’s Senior Vice President and General Counsel, reviewed with the committee the status of other transaction-related matters, including key open issues in the draft merger agreement, the status of the analysis regarding antitrust approval that would be required in connection with the transaction and the status of diligence activities.

Later in the day on October 24, 2013, Ms. Crawford and Ms. Fox from the Company and Mr. Scruggs and William Bertrand, Senior Vice President and General Counsel of Parent, together with representatives of Latham & Watkins and Covington, had a conference call to negotiate various terms in the draft merger agreement. The parties also discussed diligence matters and ancillary documents being prepared in connection with the proposed merger.

On October 27, 2013, Covington sent a revised draft merger agreement to Latham & Watkins, together with an initial draft of the tender and support agreement that Parent proposed to enter into with certain directors and officers of the Company.

On October 28, 2013, members of the Company’s management discussed with Latham & Watkins various transaction issues and the revised draft merger agreement received from Covington the previous evening and determined proposed responses on various points.

On October 29, 2013, Ms. Crawford and Ms. Fox from the Company and Mr. Scruggs and Mr. Bertrand of Parent, together with representatives of Latham & Watkins and Covington, had a conference call to negotiate various terms in the draft merger agreement and discuss various diligence matters. It was agreed that Covington would revise the draft merger agreement further and provide an updated draft in the next few days.

Also on October 29, 2013, in a telephone conversation between Ms. Logan, Mr. Scruggs and Mr. Bertrand from Parent and Mr. Proehl and Ms. Fox from the Company, Parent’s representatives discussed the results of Parent’s due diligence review regarding the pathway for regulatory marketing approval for the Company’s Ruconest product candidate. Ms. Logan indicated that Parent was reconsidering its current offer and that they would be in contact with the Company regarding the offer.

Later in the day on October 29, 2013, representatives of Jefferies contacted representatives of Stifel by telephone and proposed a revised offer price of either: (i) $30.00 per share in cash plus a $3.00 contingent value right to be triggered by a specified regulatory milestone with respect to Ruconest or (ii) $31.00 per share in cash with no contingent value right.

Also in mid to late October 2013, the Company, Parent and Cosmo had several discussions regarding an amendment to the Company’s existing license agreement with Cosmo to address, among other things, Parent’s prospective ability, in the event it completed an acquisition of the Company and in light of certain of Parent’s marketed and development products, to comply with the Company’s exclusivity obligations relating to each of Uceris® and Rifamycin SV MMX under the license agreement.

On October 31, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Hale and Mr. Proehl led a discussion of Parent’s revised offer, and the Company discussed the recent developments regarding Ruconest with members of management with responsibility for product development and regulatory matters. The Company Board also discussed the negotiations with Cosmo regarding an amendment to the Cosmo license agreement (with Mr. Della Chà absent for portions of this discussion). After lengthy discussions regarding Parent’s revised proposal, the Company Board resolved to move forward with a counter-proposal to Parent which would include resolution of the issues surrounding the Cosmo license agreement.

Also on October 31, 2013, the Company Board approved, and Mr. Proehl signed, an updated engagement letter dated as of October 25, 2013 with Stifel (whose activities were being performed under its February 2012 engagement) in connection with Stifel serving as the Company’s financial advisor in connection with the proposed sale transaction.

Also on October 31, 2013, Mr. Proehl had a telephone conversation with a representative of Party A regarding Party A’s potential interest in discussing a strategic transaction.

Later in the day on October 31, 2013, in a telephone conversation between Mr. Proehl and Ms. Logan, Mr. Proehl communicated the Company’s counter-proposal of (i) $32.00 per share in cash plus a $2.00 contingent value right to be triggered by a specified regulatory milestone with respect to Ruconest or (ii) $33.00 per share in cash with no contingent value right, with the understanding in each case that the Cosmo license agreement would be amended to, among other things, return Rifamycin SV MMX to Cosmo.

Early in the morning on November 1, 2013, in a telephone conversation, Ms. Logan communicated to Mr. Proehl a revised offer by Parent of $32.00 per share in cash with no contingent value right, and expressed Parent’s general agreement regarding the plan for the Cosmo license agreement amendment. Ms. Logan indicated that this was Parent’s best and final proposal.

Later in the morning on November 1, 2013, the Company Board held a telephonic meeting with representatives of Stifel and Latham & Watkins and members of management present. Mr. Hale and Mr. Proehl provided an update of recent discussions with Parent, including Parent’s purchase price counter-offer of $32.00 per share in cash, and the proposed resolution of Parent’s concerns regarding the Cosmo license agreement. After further discussion, the Company Board authorized management to move forward with negotiating the Merger Agreement and other definitive documents for the transaction and an amendment to the Cosmo license agreement that would, among other things, return all rights related to Rifamycin SV MMX, as well as all related clinical and other data, to Cosmo effective upon the closing of the Merger. Later that day, Mr. Proehl called Ms. Logan to communicate the Company’s willingness to move forward based on Parent’s revised offer to acquire the Company for $32.00 per share in cash with no contingent value right.

Also on November 1, 2013, Party A entered into a confidentiality agreement with the Company and was granted access to the Company’s virtual data room to begin diligence. The Company shared a written management presentation, financial information, forecasts and other diligence materials with Party A. After November 1, 2013, Party A did not contact the Company other than to arrange access to the virtual data room and coordinate other related diligence activities, and did not ever make a proposal.

In the afternoon on November 1, 2013, Covington sent a revised draft merger agreement to Latham & Watkins. Late that evening, Latham & Watkins sent to the members of the special committee of the Company Board a summary of key terms in the draft merger agreement, and the draft agreement itself.

On November 2, 2013, members of the Company’s management discussed with Latham & Watkins various transaction issues and the latest draft merger agreement received from Covington, and determined proposed responses on various points. Late that evening in California, Latham & Watkins sent a revised draft merger agreement to Covington.

On November 3, 2013, the special committee of the Company Board held a telephonic meeting with representatives from Stifel and Latham & Watkins and members of management present. Representatives of Latham & Watkins reviewed with the special committee a summary of the significant terms in the draft merger agreement. Mr. Wolfe then reviewed with the special committee various open items in the transaction, including Parent’s financing activities, timing considerations, significant agreement terms and diligence matters. Mr. Wolfe also reviewed various topics related to the special committee’s consideration of the transaction. Following a discussion, the members of the special committee unanimously determined that the Offer and the Merger were in the best interests of the Company and its stockholders and recommended that the Company Board (i) approve the merger agreement in substantially the form presented to the special committee and the transactions contemplated thereby and (ii) recommend that the Company’s stockholders accept the Offer.

Later in the day on November 3, 2013, Covington sent Latham & Watkins a draft of the debt commitment letter from Jefferies Finance LLC to Parent which Latham & Watkins began reviewing. That afternoon, members of the Company’s management had a conference call with members of Parent’s management and representatives of Jefferies Finance LLC, Stifel, Latham & Watkins, Covington and legal counsel to Jefferies Finance LLC to discuss Parent’s proposed financing and timing and the draft debt commitment letter.

On November 4, 2013, Ms. Fox distributed various materials to the Company Board, including a summary of key terms in the draft merger agreement, the draft agreement itself and the proposed amendment to the Cosmo license agreement, and Stifel distributed materials to the Company Board relating to its valuation analysis. In the evening on November 4, 2013, Covington sent a revised draft merger agreement to Latham & Watkins.

In the morning on November 5, 2013, Ms. Crawford and Ms. Fox and members of Parent’s management had a conference call with representatives of Latham & Watkins and Covington, as well representatives of the Company’s independent registered public accounting firm, to discuss the draft merger agreement.

Later in the day on November 5, 2013, the Company Board held a telephonic meeting to discuss the proposed transaction further with Company management and representatives of Stifel and Latham & Watkins present. Mr. Wolfe reviewed key terms of the draft merger agreement, which had been circulated in draft to the Company Board, and he summarized the remaining open issues thereunder, including matters relating to the financing commitment from Jefferies Finance LLC to provide additional funding for the Offer and the Merger. Next, representatives of Stifel commented on the general financing environment. The Company Board then discussed the independence of Stifel and Latham & Watkins with respect to the transaction, and Mr. Wolfe led a discussion on the transaction process and potential litigation. The Company Board then reviewed the compensation committee recommendations relating to severance compensation issues arising under the draft merger agreement. Representatives of Stifel then discussed their valuation analysis of the Company. Following this discussion, they stated that Stifel would be prepared to render at the Company Board meeting scheduled for the following day an opinion to the Company Board with respect to the fairness, from a financial point of view, of the consideration proposed to be paid in the proposed transaction. The Company Board did not take a vote on any of the foregoing.

In the evening on November 5, 2013, after further discussions with the Company’s management regarding the draft merger agreement, Latham & Watkins sent a revised draft to Covington. Latham & Watkins also distributed a revised draft merger agreement to the members of the Company Board.

In the morning on November 6, 2013, Ms. Crawford and Ms. Fox, members of Parent’s management, Jefferies Finance LLC and their legal counsel, Latham & Watkins and Covington had a conference call to discuss the draft merger agreement and negotiate the final terms of the agreement.

Later in the day on November 6, 2013, the Company Board held another telephonic meeting, with Company management and representatives of Stifel and Latham & Watkins present. Mr. Wolfe summarized changes in the final Merger Agreement which had been circulated prior to the meeting and commented on the updated draft financing commitment letter provided to Parent by Jefferies Finance LLC, which had also been circulated prior to the meeting. Also at this meeting, Stifel reviewed with the Company Board its financial analysis of the $32.00 per share cash consideration and delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated November 6, 2013, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the $32.00 per share cash consideration to be received in the Offer and the Merger, collectively, by holders of shares of Common Stock (other than shares of Common Stock held in the treasury of the Company or owned by Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent and shares of Common Stock owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL) was fair, from a financial point of view, to such holders.

Following a discussion, the Company Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that the Company’s stockholders accept the Offer.

On November 7, 2013, Parent, Purchaser and the Company executed and delivered the Merger Agreement, Parent, Purchaser and certain directors and officers of the Company executed and delivered the Tender and

Support Agreement, and Parent, the Company and Cosmo executed and delivered the license agreement amendment. That afternoon after markets closed, the Company and Parent issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management, Latham & Watkins and Stifel and considered and analyzed a wide and complex range of factors. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair and in the best interests of the Company’s stockholders.

The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company as well as the Company’s prospects and risks if the Company were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, the impact of general market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price. Among the potential risks identified by the Company Board were the Company’s ability to continue to grow its revenues, to maintain sales of its currently marketed products and to acquire and commercialize new products, the Company’s dependence on its collaboration partners for various activities related to the Company’s commercial and development products, the risks associated with clinical trials and regulatory approvals required for the commercialization of the Company’s investigational product candidates, the Company’s ability to maintain patent coverage for its promoted commercial products, including risks related to pending and any future patent infringement lawsuits and the risk of generic products competing with the Company’s products earlier than anticipated, the competitive nature of the Company’s industry and target markets, the Company’s financial resources relative to its competitors, the potential impact on its business of government healthcare reform, and general risks and market conditions that could reduce the market price of the Shares.

•	Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Common Stock. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Common Stock, which had already experienced significant upward movement over the past two years (having reached trading highs of $3.70 per share in 2011 and $11.76 per share in 2012). The Company Board reviewed historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of approximately 36% over the closing price per share of the Common Stock on the Nasdaq Global Select Market on November 6, 2013, the last trading day before the execution date of the Merger Agreement, and a premium of approximately 39% over the closing price per share of the Common Stock 30 trading days prior to the execution date of the Merger Agreement.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the results of its process in October and November 2013 through which 15 parties that the Company Board believed were most likely to be interested in acquiring the Company, including 13 strategic buyers and 2 financial buyers, were solicited. The Company Board also considered the fact that only one of these parties entered into a confidentiality agreement with the Company, and that none of these parties, including the party that entered into the confidentiality agreement, submitted an offer to acquire the Company. The Company Board believed that, given the relative lack of interest arising from this solicitation process, there was a low probability that other companies that were not actively solicited would have the ability or interest to make a proposal to acquire the Company at a higher price. The Company Board also considered the possibility that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s offer.

•	Full and Fair Value. The Company Board believed that the Offer Price of $32.00 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Company Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition for the fiscal year ended December 31, 2012 and projected results for the 2013 to 2020 fiscal years and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $32.00 per share of Common Stock represented the highest value reasonably obtainable for the shares of Common Stock, based on the progress and outcome of its negotiations with Parent, which had resulted in increases in the price per Share initially offered by Parent and a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company. The Company Board believed, based on these negotiations, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. The Company Board also believed, based in part on the result of its outreach to 15 third parties as part of the transaction process discussed above, that it was unlikely that any other potential buyer would be willing to pay more than $32.00 per share of Common Stock to acquire the Company.

•	Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also believed the transaction was unlikely to be delayed by antitrust review. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Salix. The Company Board considered the business reputation, management and substantial financial resources of Parent, including the financing commitment Parent obtained from

Jefferies Finance LLC with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Stifel, dated November 6, 2013, to the Company Board as to the fairness, from a financial point of view and as of such date, of the $32.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock, noting in its consideration that the opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stifel as more fully described under the caption “Opinion of the Company’s Financial Advisor.”

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

•	No Financing Condition. The Company Board considered the representation of Parent and Purchaser that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition, and that Parent had obtained a financing commitment from Jefferies Finance LLC to provide additional funding for the Offer and the Merger.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a superior acquisition proposal from a third party, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if the Company is not in breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in connection with such a superior proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate one or more, counter-proposals to such superior proposal. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a superior proposal, it must concurrently pay Parent a termination fee of $80 million (approximately 3.05% of the equity value of the transactions). The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

•	Change in Recommendation/Termination Right Following Intervening Events. The Company Board considered its ability to change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger in response to certain unknown intervening events, if the Company is not in breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in response to an intervening event, the Company Board must first provide Parent and Purchaser with notice and a right to meet with the Company to negotiate changes to the Merger Agreement so that the change in recommendation is no longer necessary.

•	Termination Fee. The Company Board was of the view that the $80 million termination fee payable by the Company to Parent if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction.

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived, and that, conversely, in certain circumstances Purchaser would be prevented from extending the Offer beyond a fixed number of days.

•	Outside Date. The Company Board considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•	Enforcement. The Company Board considered the Company’s ability to seek specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•	Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various events, conditions, changes, occurrences or developments of a state of facts related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that would permit Parent and Purchaser to elect not to consummate the Offer.

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered the following material risks and potentially negative factors, among others, in reaching its determination:

•	the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, including potential growth from sales of Uceris and the development and commercialization of the Company’s pipeline products;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected;

•	restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all;

•	subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee in certain circumstances as described above;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management, scientific, research, sales and marketing personnel during the pendency of the transactions contemplated by the Merger Agreement;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes; and

•	the possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

The Company retained Stifel in February 2012 to provide financial advisory services in connection with potential strategic transactions, pursuant to an engagement letter which provided that certain provisions of the engagement letter, including any advisory fee payable in connection with such a transaction, would be negotiated in good faith by the parties consistent with customary industry practice at the time of any such transaction. On October 31, 2013, the Company Board approved, and Mr. Proehl signed, an updated engagement letter dated as of October 25, 2013 with Stifel in connection with Stifel serving as the Company’s financial advisor in connection with the proposed sale transaction with Parent. On November 6, 2013, Stifel delivered to the Company Board its opinion (the “Opinion”), subsequently confirmed in writing as of the same date, that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the consideration to be received by the holders of the Shares (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent and Shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL) in the Offer and the Merger, collectively, was fair to such holders, from a financial point of view.

The Company did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Company Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the healthcare and pharmaceutical sectors and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Stifel and its affiliates may transact in the equity securities of each of the Company and Parent for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

The full text of the written Opinion that Stifel delivered to the Company Board is attached to this Schedule 14D-9 as Annex II and is incorporated into this document by reference. The summary of Stifel’s Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel in connection with such Opinion.

Stifel’s Opinion was for the information of, and directed to, the Company Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger. Stifel’s Opinion did not and does not constitute a recommendation to the Company Board as to how the Company Board should vote on or otherwise act with respect to the Offer and the Merger or to any stockholder of the Company or Parent as to how any such stockholder should act with respect to the Offer and the Merger, including without limitation whether any stockholder of the Company should participate in the Offer or exercise any appraisal rights that may be available to such stockholder. In addition, Stifel’s Opinion did not compare the relative merits of the Offer and the Merger with any other alternative transactions or business strategies which may have been available to the Company and did not address the underlying business decision of the Company Board or the Company to proceed with or effect the Offer and the Merger.

In connection with its Opinion, Stifel, among other things:

•	reviewed a draft copy of the Merger Agreement dated November 5, 2013, which was the most recent draft made available to Stifel prior to delivery of its Opinion;

•	reviewed certain publicly available information concerning the Company, including, without limitation, certain historical filings made by the Company with the SEC;

•	reviewed certain relevant historical financial and operating data concerning the Company furnished to Stifel by the management of the Company;

•	reviewed certain internal financial analyses, financial projections, reports and other information concerning the Company prepared by the management of the Company, including projections for the Company provided by the management of the Company (the “Company Projections”);

•	discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and such other matters as Stifel deemed relevant;

•	reviewed certain operating results of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies that Stifel deemed relevant;

•	reviewed certain financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations that Stifel deemed relevant;

•	reviewed, based on the Company Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of the discounted cash flows;

•	considered the results of its efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company; and

•	reviewed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel deemed relevant for the purposes of its Opinion. In addition, Stifel took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industry in which the Company operates.

In conducting its review and rendering the Opinion, Stifel, with the Company Board’s consent, relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was provided to Stifel by or on behalf of the Company or that was otherwise reviewed by Stifel, and Stifel did not assume any responsibility for independently verifying any of such information.

With respect to the financial forecasts and projections supplied to Stifel by the Company (including, without limitation, the Company Projections), Stifel assumed, at the direction of the Company, that such forecasts and projections (and the assumptions and bases therefor) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company, without adjustment for the probability of technical success of relevant products, and that they provided a reasonable basis upon which Stifel could form its Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted or projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Stifel relied on these forecasts and projections without independent verification or analysis and did not in any respect assume any responsibility for the accuracy or completeness thereof or for any of the assumptions on which it is based. Stifel expressed no opinion as to the Company Projections or any other forecasts or projections or the assumptions on which they were made.

Stifel assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Stifel. Stifel was not requested to make, and did not make or obtain, an independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities (contingent or otherwise), and was not furnished with any such materials. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumed no responsibility for their accuracy.

Stifel assumed, with the Company Board’s consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approvals, consents, releases and waivers and that all conditions to the Offer and the Merger will be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the Offer and the Merger will be consummated on the terms and conditions described in the Merger Agreement, without any waiver or modification of any material term or condition by the Company or any other party and without any anti-dilution or other adjustment to the consideration, and that obtaining any necessary regulatory or other approvals, consents, releases and waivers or satisfying any other conditions for consummation of the Offer and the Merger will not have an adverse effect on the Company, Parent or the Offer and the Merger. Stifel assumed, in all respects material to its Opinion, that the representations and warranties of each party contained in the Merger Agreement are true and correct. Stifel assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Offer, the Merger and the Merger Agreement.

Stifel’s Opinion was limited to whether the consideration to be received by the holders of the Shares (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent and Shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL) in connection with the Offer and the Merger, collectively, was, as of the date of the Opinion, fair to such holders, from a financial point of view. Stifel expressed no view as to any other terms, aspects or implications of the Merger Agreement or the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger, any consequences of the Merger Agreement, the Offer or the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated by or entered into in connection with the Merger Agreement, the Offer or the Merger or otherwise.

Stifel’s Opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company Board or the Company; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Offer and the Merger on the Company or the holders of the Shares; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities or otherwise; (iv) the effect of the Offer and the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; or (v) whether Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration to the holders of the Shares. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which the Company’s or Parent’s securities will trade following public announcement or consummation, as applicable, of the Merger Agreement, the Offer or the Merger.

Stifel’s Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of the Company, or information otherwise reviewed by Stifel, as of, the date of the Opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel’s Opinion and that Stifel does not have any obligation to update, revise or reaffirm its Opinion. Stifel did not express any opinion as to the solvency or fair value of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Stifel’s Opinion was approved by its fairness committee.

In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods and financial analyses in reaching its Opinion. The following is a brief summary of the material financial analyses performed by Stifel in arriving at its Opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Stifel, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The summary text describing each financial analysis does not constitute a complete description of Stifel’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its Opinion. Rather, Stifel made its determination as to the fairness to the holders of the Shares (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent and Shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL) of the consideration to be received by such holders in the Offer and the Merger, collectively, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent based on market data, was based on market data as it existed on or before November 6, 2013 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In conducting its analysis, Stifel used four primary methodologies: selected publicly-traded companies analysis; selected precedent transactions analysis; premiums paid analysis; and discounted cash flow analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to the Company, or the Offer and the Merger, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied equity value of the Company. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses were viewed by Stifel collectively and not individually.

Selected Companies Analysis. Stifel reviewed certain publicly available financial information for the following nine publicly traded, specialty pharmaceutical companies with a sales force and market products primarily in the United States that have an equity value between $1.0 billion and $6.0 billion:

Selected Specialty Pharmaceutical Companies
Acorda Therapeutics Inc.
Alkermes PLC
Cubist Pharmaceuticals Inc.
Jazz Pharmaceuticals Plc
Questcor Pharmaceuticals Inc.
Salix Pharmaceuticals, Ltd.
The Medicines Company
United Therapeutics Corp.
ViroPharma Inc.

Stifel reviewed the ranges of enterprise values of the selected companies (calculated as equity value based on closing stock prices on November 5, 2013, plus the book value of debt and minority interests, plus the liquidation value of preferred stock, less cash and equivalents) as multiples of calendar year 2013, 2014 and 2015 estimated revenue and estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the selected companies, and reviewed the ranges of share prices of the selected companies as multiples of earnings per share (“EPS”) for the selected companies, calculated using closing share prices on November 5, 2013, based on calendar year 2013, 2014 and 2015 estimated EPS. Based on its review of the selected companies, Stifel applied selected multiples to the corresponding estimated revenue, estimated EBITDA and estimated EPS of the Company, in each case as provided by Company management. This analysis resulted in the following ranges of implied equity value per Share.

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$25.35 - $35.16
EBITDA Multiples	$22.06 - $37.50
EPS Multiples	$27.44 - $38.49

Stifel selected the companies on the basis of various factors, including the size of the company and the similarity of the lines of business, although, as noted above, no company used in this analysis is identical to the Company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Selected Precedent Transactions Analysis. Stifel reviewed certain publicly available information for the following 16 business combinations of specialty pharmaceutical companies between $1.0 billion and $5.0 billion in equity value that were announced subsequent to January 1, 2005 and where the acquired company had a sales force and marketed products primarily in the United States:

Date	Target	Acquiror
09/03/12	Medicis	Valeant Pharmaceuticals
05/02/12	Fougera Pharmaceuticals Inc.	Novartis International (Sandoz)
10/12/10	King Pharmaceuticals, Inc.	Pfizer, Inc.
06/20/10	Valeant Pharmaceuticals	Biovail Corp.
09/23/09	Warner Chilcott (Topical Psoriasis)	LEO Pharma A/S
09/03/09	Sepracor Inc.	Dainippon Sumitomo Pharma
08/24/09	P&G (Branded Pharmaceutical Products)	Warner Chilcott PLC
04/20/09	Stiefel Laboratories, Inc.	GlaxoSmithKline PLC
03/12/09	CV Therapeutics, Inc.	Gilead Sciences, Inc.
08/22/08	Alpharma, Inc.	King Pharmaceuticals, Inc.
12/10/07	MGI Pharma, Inc.	Eisai Co.
11/29/07	Axcan Pharma, Inc.	TPG Capital L.P.
11/21/07	Reliant Pharmaceuticals, LLC	GlaxoSmithKline PLC
11/19/07	Pharmion Corp.	Celgene Corp.
11/16/06	Kos Pharmaceuticals, Inc.	Abbott Laboratories
11/18/05	Medicis Pharmaceutical Corp.	Mentor Corp.

Stifel reviewed, among other things, the revenue ratios of the selected combinations, calculated by determining the enterprise value of the combination as a multiple of projected revenue for the year of the combination, the year after the combination and two years after the combination. The revenue multiple ranges were utilized to calculate the equity value per Share implied by the Company’s 2013, 2014 and 2015 estimated revenue, respectively, as provided by Company management.

Stifel also reviewed the EBITDA ratios of the selected combinations, calculated by determining the enterprise value of the combination as a multiple of EBITDA over the last twelve months prior to the combination (“LTM”). The EBITDA multiple ranges were utilized to calculate the equity value per Share implied by the Company’s 2013, 2014 and 2015 estimated EBITDA, as provided by Company management. 2014 and 2015 calculations utilized a 14% discount rate.

Stifel also reviewed the EPS ratios of the selected combinations, calculated by determining the equity value of the combination as a multiple of LTM net income. The EPS multiple ranges were utilized to calculate the equity value per Share implied by the Company’s 2013, 2014 and 2015 estimated EPS, as provided by Company management. 2014 and 2015 calculations utilized a 14% discount rate.

Based on its review of the selected transactions, Stifel applied selected multiples to the corresponding estimated revenue, estimated EBITDA and estimated EPS of the Company, in each case as provided by Company management. This analysis resulted in the following ranges of implied per share equity value of the Company:

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$25.35 - $33.74
EBITDA Multiples	$23.39 - $47.13
EPS Multiples	$31.18 - $47.12

Because the market conditions, rationale and circumstances surrounding each of the combinations analyzed were specific to each combination and because of the inherent differences between the Company’s businesses, operations and prospects and those of the acquired companies above, Stifel believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Stifel also made qualitative judgments concerning the differences between the characteristics of these combinations (including market conditions, rationale and circumstances surrounding each of the combinations, and the timing, type and size of each of the combinations) and the Offer and the Merger that could affect the Company’s acquisition value.

Premiums Paid Analysis. Stifel reviewed the consideration paid in 63 selected all cash healthcare transactions involving an equity value between $1.0 billion and $5.0 billion announced subsequent to January 1, 2005. Stifel calculated the premiums paid in these transactions over the applicable, unaffected stock price of the target company on each of the trading day one trading day prior to the announcement of the acquisition offer and the trading day 20 trading days prior to the announcement of the acquisition offer.

The following table sets forth the ranges of equity values per Share implied by this analysis when applied to the closing price of a share of Common Stock of $24.32 on November 6, 2013 (1-day premium) and $21.05 on October 16, 2013 (20-day premium).

	Premiums Paid (Median/Mean)	Range of Implied Equity Values Per Share
1-Day	37.0% / 51.1%	$32.23 - $35.55
20-Day	42.7% / 57.0%	$31.28 - $34.41

Discounted Cash Flow Analysis. Stifel used the Company Projections for calendar years 2014 through 2020, as provided by the Company’s management, to perform a discounted cash flow analysis. In conducting this analysis, Stifel applied a 30% cumulative conditional probability of technical success to the projected cash flows for Ruconest acute pancreatitis and SAN-300, excluding associated R&D and working capital, and adjusted income tax using the tax rate provided by the Company’s management to reflect the change in cash flows as a result of the probability adjustment. Stifel calculated the present value of the Company’s projected unlevered free cash flows for calendar years 2014 through 2020. Stifel also calculated the present value of the estimated terminal value of the projected cash flows by multiplying a range of EBITDA multiples of 8.0x to 10.0x, based on the EBITDA multiples observed in the selected precedent transactions analysis described above, by the projected 2020 EBITDA for the Company. Stifel discounted both the projected cash flows and the estimated terminal value to present value using discount rates ranging from 12% to 16%, which were based on a weighted average cost of capital analysis using the companies included in the selected companies analysis described above and Stifel’s estimates for the Company. This analysis resulted in implied equity per share values ranging from $35.54 to $49.89.

This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which the Shares may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel’s written Opinion, Stifel was of the opinion that, as of the date of Stifel’s Opinion, the consideration to be received by the holders of the Shares (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any wholly owned subsidiary of the Company or of Parent and Shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL) in the Offer and the Merger, collectively, was fair to such holders, from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of the Company.

Miscellaneous

Stifel is acting as financial advisor to the Company in connection with the Offer and the Merger. In the past Stifel has acted as financial advisor to the Company in connection with other matters, for which Stifel received customary compensation. In addition, the Company has agreed to indemnify Stifel for certain liabilities arising out of Stifel’s engagement. Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which Stifel would seek customary compensation. See Item 5 for more details on the engagement of Stifel as financial advisor.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to revenues, net income and earnings per share and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the due diligence review of the Company by Parent and Purchaser, the Company provided to Parent and Purchaser certain non-public forward-looking information regarding the Company’s internal financial forecasts of its anticipated future operations for the fiscal years 2013 through 2020. These internal financial forecasts also were reviewed by the Company Board and provided to Stifel for its use in connection with its opinion to the Company Board and related financial analyses. These internal financial forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent and Purchaser. The internal financial forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, as well as the Offer to Purchase and Schedule TO filed by Parent and Purchaser in connection with the Offer. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Stifel, Parent and Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Stifel, Parent, Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Stifel, Parent and Purchaser, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The estimates of adjusted EBIDTA included in the Company’s financial projections were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The table below includes a reconciliation of the Company’s projections of non-GAAP adjusted EBITDA to the Company’s projections of GAAP net income.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Projected Statements of Operations of the Company

	For the Fiscal Year Ended December 31,
in millions	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Total revenues	$377.3	$521.6	$642.4	$516.8	$548.3	$1,021.5	$1,575.8	$2,078.0

Costs and expenses:
Cost of product sales	$24.4	$33.6	$40.2	$38.8	$46.0	$55.4	$65.4	$84.7
License and royalties	87.0	132.4	141.8	127.3	114.3	276.2	471.2	636.0
Research and development	33.6	37.8	47.0	59.4	52.4	64.7	59.8	44.2
Selling, general and administrative	139.6	172.5	193.9	148.5	160.9	190.9	210.8	243.0

Total costs and expenses	$284.7	$376.2	$422.9	$374.1	$373.5	$587.2	$807.2	$1,007.9

Income from operations	$92.6	$145.4	$219.5	$142.7	$174.8	$434.3	$768.6	$1,070.1
Net income	$144.5	$88.7	$134.2	$78.9	$109.3	$266.4	$466.7	$649.5

Net income	$144.5	$88.7	$134.2	$78.9	$109.3	$266.4	$466.7	$649.5
Interest expense (income)	0.3	(2.6)	(4.2)	(5.9)	(7.4)	(9.8)	(14.1)	(20.5)
Income tax (benefit) expense	(52.2)	59.2	89.5	69.7	72.9	177.6	316.0	441.0
Depreciation and amortization	7.1	7.9	6.9	3.3	3.3	6.2	6.2	5.7
Stock-based compensation	14.3	15.1	15.8	16.6	17.4	18.3	19.2	20.2
Loss on contingent consideration	0.4	—	—	—	—	—	—	—
Stock issuance for regulatory milestone	—	22.5	2.0	11.8	—	—	—	—
Amortization of deferred revenue	—	—	—	—	(4.2)	(4.2)	(4.2)	(4.2)

Adjusted EBITDA	$114.6	$190.8	$244.2	$174.5	$191.3	$454.6	$789.8	$1,091.8

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, certain of the Company’s directors and officers have entered into the Tender and Support Agreement, pursuant to which they have agreed, in their capacity as stockholders of the Company, to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of Company stock options or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Tender and Support Agreement.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company has retained Stifel as its financial advisor in connection with the Offer and the Merger. Under the terms of Stifel’s engagement, the Company has agreed to pay Stifel for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $26.3 million, of which $1.0 million was payable upon delivery of Stifel’s opinion and the remainder of which is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Stifel for its expenses, including fees and expenses of counsel, and to indemnify Stifel and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Stifel under its engagement. The Company Board engaged Stifel as its financial advisor for various reasons, including Stifel’s familiarity with the Company and its business and the industry in which the Company operates and the Company Board’s belief that Stifel is an internationally recognized investment banking firm that has experience in transactions similar to the transactions contemplated by the Merger Agreement.

Additional information pertaining to the retention of Stifel by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for (i) the entry by certain of the Company’s directors and officers, in their capacity as a stockholder of the Company, into the Tender and Support Agreement, as described under Item 3 above, and (ii) the transactions set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Carey J. Fox	10/7/2013	17,100	$1.18	Shares acquired pursuant to exercise of stock options

Carey J. Fox	10/7/2013	17,100	$21.9144	Sale effected pursuant to Rule 10b5-1 trading plan

Maria Bedoya-Toro, Ph.D.	10/8/2013	10,000	$1.18	Shares acquired pursuant to exercise of stock options

Maria Bedoya-Toro, Ph.D.	10/8/2013	10,000	$21.3886	Sale effected pursuant to Rule 10b5-1 trading plan

Julie A. DeMeules	10/9/2013	15,165	$1.18	Shares acquired pursuant to exercise of stock options

Julie A. DeMeules	10/9/2013	15,165	$21.1375	Sale effected pursuant to Rule 10b5-1 trading plan

Debra P. Crawford	10/10/2013	16,614	$1.18	Shares acquired pursuant to exercise of stock options

Debra P. Crawford	10/10/2013	16,614	$21.8985	Sale effected pursuant to Rule 10b5-1 trading plan

Kent Snyder	10/15/2013	7,500	$1.18	Shares acquired pursuant to exercise of stock options

Kent Snyder	10/15/2013	7,500	$22.3089	Sale effected pursuant to Rule 10b5-1 trading plan

Gerald T. Proehl(1)	10/15/2013	50,000	$22.322	Sale effected pursuant to Rule 10b5-1 trading plan

William C. Denby, III	10/31/2013	30,472	$2.36	Shares acquired pursuant to exercise of stock options

Julie A. DeMeules	11/11/2013	1,087	$1.18	Shares acquired pursuant to exercise of stock options

Julie A. DeMeules	11/11/2013	14,078	$2.36	Shares acquired pursuant to exercise of stock options

Julie A. DeMeules	11/11/2013	1,087	$31.88	Sale effected pursuant to Rule 10b5-1 trading plan

Julie A. DeMeules	11/11/2013	14,078	$31.9435	Sale effected pursuant to Rule 10b5-1 trading plan

Gerald T. Proehl(2)	11/15/2013	56,644	$3.50	Shares acquired pursuant to exercise of stock options

Gerald T. Proehl(2)	11/15/2013	56,644	$32.0194	Sale effected pursuant to Rule 10b5-1 trading plan

Kent Snyder	11/15/2013	7,500	$1.18	Shares acquired pursuant to exercise of stock options

Kent Snyder	11/15/2013	7,500	$32.0087	Sale effected pursuant to Rule 10b5-1 trading plan

(1)	Transaction involved shares held by The Proehl Family Trust dtd 6/7/2007.
(2)	Transaction involved a gift of 56,644 shares to The Proehl Family Trust dtd 6/7/2007 and a subsequent sale.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Pursuant to Section 7.8 of the Merger Agreement, the Company has agreed not to (i) solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an acquisition proposal or otherwise knowingly facilitate any effort or attempt to make an acquisition proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data relating to, afford access to the business, properties, assets, books or records of the Company or its subsidiary in connection with, or otherwise cooperate with any person with respect to, any acquisition proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an acquisition proposal, (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract) or take any action to exempt any person (other than Parent or its subsidiaries) or any action taken by any person (other than Parent or its subsidiaries) from the Company’s rights plan or any anti-takeover provisions under any law or in the Company’s charter or bylaws, or (iv) resolve, propose or agree to do any of the foregoing, in each case, subject to the rights of the Company to respond to an unsolicited offer in certain circumstances and subject to certain procedures as set forth in the Merger Agreement. The information set forth in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation” is incorporated herein by reference.

Item 8.	Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Named Executive Officer Golden Parachute Compensation.

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based on or otherwise related to the Offer or the Merger. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the employment agreements with the Company’s executive officers (as described above under Item 3) and each executive officer will or may become entitled to receive certain payments and benefits. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the executive’s termination by the Company other than for “cause” or the executive’s resignation with “good reason” each within 60 days prior to or within 12 months following a change in control of the Company (the “Triggering Event”); they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the Triggering Event. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the initial expiration date of the Offer and the date of termination is November 25, 2013 and (ii) the stock price was $32.00 per share, which is the Offer Price. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance Payment(1)	Accelerated Option Vesting(2)	Healthcare and Life Insurance Benefits(3)	Outplacement Services	Total Value
Gerald T. Proehl	$1,438,177	$17,320,193	$39,571	$15,000	$18,812,941
Debra P. Crawford	525,073	4,228,186	24,999	15,000	4,793,258
Carey J. Fox	522,700	4,487,248	16,824	15,000	5,041,772
Warren E. Hall	462,085	4,439,620	18,801	15,000	4,935,506
Wendell Wierenga, Ph.D.	635,076	4,808,189	666	15,000	5,458,931

(1)	The amount listed in the column represents a lump sum payment equal to (i) 18 months of additional salary based on the salary in effect as of November 25, 2013 for Mr. Proehl, and 12 months of additional salary based on the salary in effect as of November 25, 2013 2013 for Ms. Crawford, Ms. Fox, Mr. Hall and Dr. Wierenga and (ii) an amount equal to the executive’s annual target bonus for the year of termination. The base salary and annual target bonus for each named executive officer is as follows:

Name	Base Salary	Annual Target Bonus
Gerald T. Proehl	$653,717	$457,602
Debra P. Crawford	375,052	150,021
Carey J. Fox	373,357	149,343
Warren E. Hall	330,061	132,024
Wendell Wierenga, Ph.D.	423,384	211,692

(2)	The value of the unvested and accelerated stock options is the difference between the Offer Price of $32.00 per share and the exercise price of the option, multiplied by the number of unvested shares underlying such options as of November 25, 2013 consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).
(3)	Consists of health, dental, vision and life insurance coverage. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of November 25, 2013 and is valued at the premiums in effect on November 25, 2013.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which will occur at the Acceptance Time, and December 23, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer (and, if any vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger); and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Santarus, Inc., 3611 Valley Centre Drive, Suite 400, San Diego, California 92130, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the

Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes and the Company’s Stockholder Rights Plan.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Support Agreement and the completion of the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to file certain documents with, or receive approvals from, the relevant state authorities.

The Company’s stockholder rights plan, which has been in place since November of 2004, has been rendered inapplicable to the Merger Agreement and the transactions contemplated thereby by resolutions unanimously adopted by the Company Board in connection with the approval of the Merger.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 15 days after the date when the parties have substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on November 22, 2013, and the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on December 9, 2013, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2013, June 30, 2013 and March 31, 2013 filed with the SEC.

Certain Litigation.

Following announcement of the Merger Agreement on November 7, 2013, ten lawsuits were filed by plaintiffs who allegedly hold Shares, suing on behalf of themselves and on behalf of an alleged class of the Company’s public stockholders. Nine putative class action complaints have been filed in the Delaware Court of Chancery, under the following captions: Rodriguez v. Santarus, Inc., et al., No. 9074-VCP, filed November 12, 2013; Clark v. Santarus, Inc., et al., No. 9075-VCP, filed November 12, 2013; Potter v. Santarus, Inc., et al., No. 9084-VCP, filed November 14, 2013; Grignon v. Santarus, Inc., et al., No. 9092-VCP, filed November 15, 2013; Khalil v. Santarus, Inc., et al., No. 9093-VCP, filed November 15, 2013; King v. Santarus, Inc., et al., No. 9094-VCP, filed November 15, 2013; Korhonen v. Santarus, Inc., et al., No. 9095-VCP, filed November 15, 2013; Bongiovanni v. Santarus, Inc., et al., No. 9113-VCP, filed November 22, 2013 and Princen v. Santarus, Inc., et al., No. 9117-VCP, filed November 25, 2013. In addition, one putative class action was filed on November 14, 2013 in the Superior Court of the State of California in the County of San Diego, under the caption Gerber v. Santarus, Inc., et al., No. 37-2013-00075419-CU-SL-CTL.

All of these complaints generally name as defendants the Company, members of the Company Board, Parent, Intermediary and Purchaser. In each case, plaintiffs generally allege that members of the Company Board breached their fiduciary duties to the Company’s stockholders, and that the Merger Agreement involves an unfair price, an inadequate sales process, and unreasonable deal protection devices that purportedly preclude competing offers. The complaints further generally allege that the Company, Parent, Intermediary and Purchaser aided and abetted those alleged breaches of fiduciary duty by the other defendants. The plaintiffs seek injunctive relief, including enjoining or rescinding the merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The foregoing description is qualified in its entirety by reference to the complaints, which are filed as Exhibits (a)(11)-(a)(20) to this Schedule 14D-9 and are incorporated herein by reference.

The outcome of these matters is uncertain and cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Santarus stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Santarus, including the risks and uncertainties detailed in Santarus’ public periodic filings with the SEC, as well as the Offer to Purchase and Schedule TO filed by Parent and Purchaser in connection with the Offer. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Santarus undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated December 3, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on December 3, 2013 by Parent, Intermediary and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(4)*	Opinion of Stifel, Nicolaus & Company, Incorporated, dated November 6, 2013 (included as Annex II to this Schedule 14D-9).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D)to the Schedule TO).

(a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E)to the Schedule TO).

(a)(8)	Joint Press Release issued by the Company and Parent, dated November 7, 2013 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2013).

(a)(9)	Summary Advertisement, published December 3, 2013 in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(10)*	Letter to Stockholders of the Company, dated December 3, 2013, from Gerald T. Proehl, President and Chief Executive Officer of the Company.

(a)(11)	Complaint of Luzberto Rodriguez against the Company, David F. Hale, Michael C. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(12)	Complaint of Donald Clark against the Company, David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(13)	Complaint of Jason Gerber against the Company, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Superior Court of the State of California in the County of San Diego, dated November 14, 2013 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(14)	Complaint of Randolph J.F. Potter, as Trustee for Randolph J.F. Potter, P.A. Employees Pension Plan against the Company, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 14, 2013 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(15)	Complaint of Peter Grignon against the Company, Parent, Intermediary, Purchaser, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

Exhibit Number	Description

(a)(16)	Complaint of Imad Ahmad Khalil against the Company, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(17)	Complaint of Jody King against the Company, Gerald T. Proehl, David F. Hale, Michael E. Herman, Daniel D. Burgess, Kent Snyder, Michael G. Carter, Ted W. Love, Alessandro E. Della Chà, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(18)	Complaint of John Korhonen against the Company, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(19)	Complaint of Salvatore Bongiovanni against the Company, David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 22, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(20)	Complaint of Frederic Pincen against the Company, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated November 25, 2013 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 7, 2013, among Parent, Intermediary, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2013).

(e)(2)	Confidentiality Agreement, effective as of August 6, 2013, by and between the Company and Intermediary (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Tender and Support Agreement, dated as of November 7, 2013, by and among Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2013).

(e)(4)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2004).

(e)(5)	Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 12, 2013).

(e)(6)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 5, 2008).

(e)(7)	Amendment to the Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2013).

(e)(8)	1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on December 23, 2003).

(e)(9)	Amendment to 1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2006).

(e)(10)	Amended and Restated 2004 Equity Incentive Award Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 12, 2013).

Exhibit Number	Description

(e)(11)	Form of Stock Option Agreement under Amended and Restated 2004 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2005).

(e)(12)	Form of Immediately Exercisable Stock Option Agreement under Amended and Restated 2004 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 16, 2005).

(e)(13)	Amended and Restated Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 12, 2013).

(e)(14)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Gerald T. Proehl (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(15)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Debra P. Crawford (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(16)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and E. David Ballard, II, M.D. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(17)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Maria Bedoya-Toro (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(18)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Julie A. DeMeules (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(19)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and William C. Denby, III (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(20)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Carey J. Fox (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(21)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Warren E. Hall (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(22)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Michael D. Step (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(23)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Mark Totoritis (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(24)	Amended and Restated Employment Agreement, dated March 22, 2013, between the Company and Wendell Wierenga (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2013).

(e)(25)*	Form of Amendment to the Amended and Restated Employment Agreement, dated November 4, 2013, between the Company and each of its executive officers.

(e)(26)*	Amendment to License Agreement, dated November 7, 2013, among Cosmo, the Company and Parent.

(e)(27)	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed with the SEC on February 4, 2004).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Santarus, Inc.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	President and Chief Executive Officer

Dated: December 3, 2013

ANNEX I

ANNEX I

SANTARUS, INC.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (this “Information Statement”) is being mailed on or about December 3, 2013, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Santarus, Inc. (“we,” “us,” “our,” “Santarus” or the “Company”), to the holders of record of shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), with respect to the cash tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2013 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $32.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2013, by and among Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent (“Intermediary”), Purchaser and the Company (the “Merger Agreement”). Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). Capitalized terms used in this Information Statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible election of persons designated by Parent to the board of directors of the Company (the “Board”). The Merger Agreement provides that, promptly upon such time as Purchaser accepts for payment shares of Common Stock tendered pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Parent shall be entitled to elect or designate such number (but not less than a majority) of directors (referred to as “Parent Designees”), rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to Parent Designees pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of the Common Stock then owned directly or indirectly by Parent bears to the total number of shares of the Common Stock then outstanding, and Parent shall be entitled to have such designees elected or appointed to such classes of the Board so as to be as evenly distributed as possible among the three classes of directors of the Board.

The Merger Agreement further provides that, upon the Acceptance Time, the Company shall, upon request by Parent, take all actions as are necessary to enable the Parent Designees to be so elected or appointed to the Board, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the Bylaws if necessary to increase the size of the Board) and/or promptly securing the resignations of such number of the Company’s incumbent directors as are necessary or desirable to enable the Parent Designees to be so elected or designated to the Board, and will cause the Parent Designees to be so elected or appointed at such time. The Merger Agreement also provides that, after the Acceptance Time, the Company shall, upon Parent’s request, cause the directors elected or designated by Parent to the Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Board (but not less than a majority) of (i) each committee of the Board and (ii) each board of directors (or similar body) of the Company’s subsidiary and each committee (or similar body) thereof, in each case, to the extent permitted by applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”). In addition, after the Parent Designees are appointed and elected to the Board and prior to the Effective Time, the Board shall maintain at least three directors who were directors on November 7, 2013 (the “Continuing Directors”), each of whom will be an independent director within the meaning of the NASDAQ rules and eligible to serve on the Audit Committee of the Board (the “Audit Committee”) under federal securities laws and NASDAQ rules, and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. However, if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors shall be entitled to elect or designate an individual meeting the foregoing criteria to fill such vacancy, which individual shall be a Continuing Director or, if no Continuing Directors then remain, the other directors shall designate three persons meeting the foregoing criteria to fill such vacancies, and such individuals shall be Continuing Directors.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

Certain of the information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

Parent will select the Parent Designees from the directors and executive officers of Parent, Intermediary and Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company’s stockholders (the “Potential Designees”). The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. Parent has informed the Company that each Potential Designee has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

None of the Potential Designees currently is a director of, or holds any management or other employment position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or its subsidiary or has a material interest adverse to the Company or its subsidiary. To our knowledge, none of the Potential Designees listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company. It is expected that the Parent Designees may assume office at any time following the Acceptance Time, and that, upon assuming office, the Parent Designees are expected to constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of November 25, 2013, there were 67,326,021 shares of Common Stock outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any shares of Common Stock.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors

The following table sets forth information as to persons who serve as our directors as of November 25, 2013:

Name	Age	Position(s)	Class
Gerald T. Proehl	54	President, Chief Executive Officer and Director	III
David F. Hale	64	Chairman of the Board	III
Daniel D. Burgess	52	Director	I
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	75	Director	I
Alessandro E. Della Chà	50	Director	I
Michael E. Herman	72	Director	II
Ted W. Love, M.D.	54	Director	III
Kent Snyder	60	Director	II

Our board of directors currently consists of eight members. Our Amended and Restated Certificate of Incorporation provides for the classification of our board of directors into three classes, as nearly equal in number as possible, with staggered terms of office and provides that upon the expiration of the term of office for a class of directors, nominees for such class shall be elected for a term of three years or until their successors are duly elected and qualified. The Class II directors’ term will expire at our 2014 annual meeting of stockholders. The Class III directors’ term will expire at our 2015 annual meeting of stockholders. The Class I directors’ term will expire at our 2016 annual meeting of stockholders.

The information set forth below as to the directors has been furnished to us by the directors. Certain individual qualifications and skills of our directors that contribute to the board’s effectiveness as a whole are described in the following paragraphs.

Gerald T. Proehl serves as our President and Chief Executive Officer and as a director. Mr. Proehl has served in these capacities since January 2002. From March 2000 through December 2001, Mr. Proehl was our President and Chief Operating Officer. From April 1999 to March 2000, Mr. Proehl was our Vice President, Marketing and Business Development. Prior to joining Santarus, Mr. Proehl was with Hoechst Marion Roussel, Inc., a global pharmaceutical company, for 14 years, where he served in various capacities in multiple therapeutic areas including gastrointestinal, cardiovascular, wound care and central nervous system, and from March 1997 to April 1999 served as Vice President of Global Marketing. While at Hoechst Marion Roussel, Mr. Proehl was responsible for the marketing of gastrointestinal products Carafate® and Pentasa®, among products in several other therapeutic areas. Mr. Proehl holds a B.S. in education from the State University of New York at Cortland, an M.A. in exercise physiology from Wake Forest University and an M.B.A. from Rockhurst College. In selecting Mr. Proehl to serve as a director, the board considered, among other things, his significant knowledge and understanding of Santarus’ business in his role as President and Chief Executive Officer. Santarus also benefits from Mr. Proehl’s general business and commercial experience in the pharmaceutical industry, including his positions with Hoechst Marion Roussel.

David F. Hale has been Chairman since February 2004 and has served as a member of our board of directors since June 2000. Since May 2006, Mr. Hale has served as Chairman and Chief Executive Officer of Hale BioPharma Ventures, LLC, which is focused on the formation and development of biotechnology, specialty pharmaceutical, diagnostic and medical device companies. In March 2011, Mr. Hale was appointed Executive Chairman of Biocept, Inc. Mr. Hale was a co-founder of Somaxon Pharmaceuticals, Inc. and he served as Chairman of the board of directors from August 2003 to December 2007, interim Chief Executive Officer from January 2008 to August 2008, Executive Chairman from December 2007 to June 2009 and Chairman from July 2009 until its acquisition by Pernix Therapeutics Holdings, Inc. in March 2013. From October 2000 to May 2006, Mr. Hale served as President and Chief Executive Officer of CancerVax Corporation, a biotechnology company, and from December 2000 to May 2006, Mr. Hale was also a director of CancerVax. In May 2006, CancerVax merged with Micromet AG to form Micromet, Inc., a biotechnology company, of which Mr. Hale was Chairman until Micromet was acquired by Amgen Inc. in March 2012. Prior to joining CancerVax, Mr. Hale served as President and Chief Executive Officer and a director of Women First HealthCare, Inc., a specialty healthcare company, from January 1998 to May 2000. From May 1987 to February 1997, he served as Chairman, President and Chief Executive Officer of Gensia Inc., a specialty pharmaceutical company. In February 1997, Gensia Inc. merged with Sicor Inc., to form Gensia Sicor Inc., and Mr. Hale served as Chief Executive Officer until October 1997, and as a director until June 1999. From February 1987 to September 1994, Mr. Hale served as Chairman of Viagene, Inc., a biotechnology company. Mr. Hale joined Hybritech, Inc., a publicly traded biotechnology company (acquired by Eli Lilly and Company in 1986), in 1982 and served as Chief Operating Officer, President, Chief Executive Officer and a director until May 1987. Mr. Hale served as a director of Metabasis Therapeutics, Inc. from April 1997 to August 2006, Chairman of the board of directors from August 2006 to September 2009, Executive Chairman from September 2009 to January 2010 and acting Chief Executive Officer from October 2009 to January 2010 when Metabasis was acquired by Ligand Pharmaceuticals Inc. Mr. Hale holds a B.A. in biology and chemistry from Jacksonville State University. In selecting Mr. Hale to serve as a director, the board considered, among other things, his significant business experience in the pharmaceutical and biotechnology industries, including service as a director or senior executive officer of numerous publicly traded and privately held pharmaceutical and biotechnology companies. Santarus also benefits from Mr. Hale’s status as an “audit committee financial expert.”

Daniel D. Burgess has served as a member of our board of directors since July 2004. Since June 2011, Mr. Burgess has been President and Chief Executive Officer of Rempex Pharmaceuticals, Inc., a private biopharmaceutical company. Prior to that, Mr. Burgess was President and Chief Executive Officer of Mpex Pharmaceuticals, Inc., a private biopharmaceutical company, which he joined in May 2007 and which was acquired by Aptalis Pharma Inc. in 2011. From August 1999 to May 2007, Mr. Burgess was Chief Operating Officer and Chief Financial Officer of Harbor BioSciences, Inc., formerly Hollis-Eden Pharmaceuticals, Inc., a pharmaceutical company. Mr. Burgess joined Harbor BioSciences from Nanogen Inc., a supplier of molecular diagnostic tests, where he served as Vice President and Chief Financial Officer. Prior to joining Nanogen in 1998, Mr. Burgess spent ten years with Gensia Sicor, Inc. (acquired by Teva Pharmaceutical Industries Limited), formerly Gensia Inc., a specialty pharmaceutical company, and Gensia Automedics, Inc., a partially owned subsidiary of Gensia Sicor. He served as President and a director of Gensia Automedics, where he was responsible for all functional areas of this medical products company. In addition, he was Vice President and Chief Financial Officer of Gensia Sicor, where he was responsible for finance, investor relations, business development and other administrative functions. Prior to joining Gensia, Mr. Burgess held positions at Castle & Cooke, Inc. and Smith Barney, Harris Upham and Company. Mr. Burgess served as a director of Metabasis Therapeutics, Inc. from March 2004 until its acquisition by Ligand Pharmaceuticals Inc. in January 2010. He holds a B.A. in economics from Stanford University and an M.B.A. from Harvard Business School. In selecting Mr. Burgess to serve as a director, the board considered, among other things, his valuable financial expertise, including prior service as chief financial officer for publicly traded companies and his status as an “audit committee financial expert.” Santarus also benefits from Mr. Burgess’ general business experience in the pharmaceutical and biotechnology industries.

Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.) has served as a member of our board of directors since February 2005. Dr. Carter has been a venture partner at S.V. Life Sciences Advisers LLP since 1998. He is retired from Zeneca, PLC, a publicly traded global pharmaceutical company. During his 15 years at Zeneca, Dr. Carter served as International Medical Director and International Marketing Director. Prior to joining Zeneca, Dr. Carter held several positions with Roche Products, Ltd. Dr. Carter currently serves as a director of GTx, Inc., a men’s health biotechnology company, in the U.S. Since September 2009, he has been a member of the Strategic Advisory Board of Healthcare Royalty Partners. He is an elected fellow of the Royal Pharmaceutical Society, Faculty of Pharmaceutical Medicine, and of the Royal College of Physicians of Edinburgh. Dr. Carter holds a bachelor’s degree in pharmacy from London University (U.K.) and a medical degree from Sheffield University Medical School (U.K.). In selecting Dr. Carter to serve as a director, the board considered, among other things, his valuable medical and commercial expertise, including prior service with Zeneca and Roche Products. Santarus also benefits from Dr. Carter’s international experience in the pharmaceutical and biotechnology industries.

Alessandro E. Della Chà has served as a member of our board of directors since April 2012. Since 1997, Mr. Della Chà has been a senior partner of Studio Legale Edoardo Ricci e Associati, a leading boutique commercial law firm in Milan, Italy and has served as a co-managing director of the firm since 2003. Mr. Della Chà has represented Italian companies and banks in litigation, commercial and bankruptcy matters, with significant experience in the fields of capital market transactions, IPOs, private placements, corporate governance issues and corporate restructurings. He currently serves as a director of Cosmo Pharmaceuticals S.p.A. Mr. Della Chà holds a degree in law from the Università degli Studi di Milano and a Masters in European Commercial Law from the University of Leicester, England. In selecting Mr. Della Chà to serve as a director, the board considered, among other things, his industry expertise and legal background. Santarus also benefits from Mr. Della Chà’s international perspective and relationship with a key corporate partner.

Michael E. Herman has served as a member of our board of directors since September 2003. From January 1992 to December 2000, Mr. Herman was President of the Kansas City Royals Baseball Club. From January 1990 to December 1999, he was Chairman of the Finance and Investment Committee of the Kauffman Foundation and was its President from January 1985 to December 1990. From October 1974 to December 1990, Mr. Herman was the Executive Vice President and Chief Financial Officer of Marion Laboratories, Inc. Mr. Herman is a director of Senomyx, Inc., a biotechnology company, and also is a Trustee of Rensselaer Polytechnic Institute and the University of Chicago Graduate School of Business. He also serves as a member of the board of directors of Vail Valley Foundation. Mr. Herman also previously served as a director of Cerner Corporation, Janus Capital, Eloquent, Inc. and Agouron Pharmaceuticals, Inc., a Pfizer company. Mr. Herman holds a B.S. in metallurgical engineering from Rensselaer Polytechnic Institute and an M.B.A. from the University of Chicago. In selecting Mr. Herman to serve as a director, the board considered, among other things, his valuable business and financial expertise, both within and outside the life sciences industry, including prior service with Marion Laboratories. Santarus also benefits from Mr. Herman’s involvement in the healthcare and biotechnology industries through his previous 15 years of service on the board of directors of Cerner Corporation and his current director position with Senomyx.

Ted W. Love, M.D. has served as a member of our board of directors since March 2005. In August 2012, Dr. Love retired from Onyx Pharmaceuticals, Inc., where he had served as an executive vice president since February 2010, most recently serving as its Executive Vice President and Head of Research & Development and Technical Operations. He provided consulting services to Onyx Pharmaceuticals, Inc. through December 2012. He previously served as President and Chief Executive Officer of Nuvelo, Inc., a biopharmaceutical company, from March 2001 to January 2009, having been appointed President and Chief Operating Officer of Nuvelo in January 2001. He served as a director of Nuvelo starting in February 2001 and became Chairman of the board of directors in September 2005. He joined Nuvelo from Theravance, Inc. (formerly Advanced Medicine), a biopharmaceutical company, where he served as Senior Vice President of Development from February 1998 to January 2001. Prior to that, he spent six years at Genentech, Inc., a biotechnology company, holding a number of senior management positions in medical affairs and product development. Dr. Love currently serves on the board of directors of Amicus Therapeutics, Inc., KaloBios Pharmaceuticals, Inc. and Oncothyreon Inc. Dr. Love also previously served on the board of directors of Affymax, Inc., ARCA biopharma, Inc., Bio-Rad Laboratories, Inc. and Mast Therapeutics, Inc., and the California Institute for Regenerative Medicine (CIRM) Independent Citizen’s Oversight Committee. Dr. Love holds a B.A. in molecular biology from Haverford College and an M.D. from Yale Medical School. In selecting Dr. Love to serve as a director, the board considered, among other things, his valuable medical and business expertise, including his prior service with Onyx Pharmaceuticals, Nuvelo, Theravance and Genentech. Santarus also benefits from Dr. Love’s experience as a director of other publicly traded life science companies.

Kent Snyder has served as a member of our board of directors since September 2004. Since September 2009, Mr. Snyder has been the Chief Executive Officer and Chairman of Senomyx, Inc., a San Diego-based biotechnology company. From June 2003 to August 2009, Mr. Snyder was President and Chief Executive Officer and a director of Senomyx. In May 2008, Mr. Snyder assumed the role of Chairman of the board of directors of Senomyx. Prior to joining Senomyx, from October 2001 to June 2003, Mr. Snyder was retired. From July 1991 to October 2001, Mr. Snyder held various management positions with Agouron Pharmaceuticals, Inc., a Pfizer company, including President of Global Commercial Operations. Prior to holding the position of President of Global Commercial Operations, Mr. Snyder served as Senior Vice President of Commercial Affairs and Vice President of Business Development. Mr. Snyder holds a B.S. in pharmacy from the University of Kansas and an M.B.A. from Rockhurst College. In selecting Mr. Snyder to serve as a director, the board considered, among other things, his valuable business and commercial expertise in the pharmaceutical and biotechnology industries, including his current position with Senomyx and prior service with Agouron Pharmaceuticals. Santarus also benefits from Mr. Snyder’s status as an “audit committee financial expert.”

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or its subsidiary or has a material interest adverse to the Company or its subsidiary.

Executive Officers

The following table sets forth information as to persons who serve as our executive officers and senior management as of November 25, 2013.

Name	Age	Position
Gerald T. Proehl	54	President, Chief Executive Officer and Director
Wendell Wierenga, Ph.D.	65	Executive Vice President, Research and Development
E. David Ballard II, M.D.	58	Senior Vice President, Medical Affairs and Pharmacovigilance
Maria Bedoya-Toro, Ph.D.	62	Senior Vice President, Regulatory Affairs and Quality Assurance
Debra P. Crawford	56	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Julie A. DeMeules	60	Senior Vice President, Human Resources
William C. Denby, III	58	Senior Vice President, Commercial Operations
Carey J. Fox	44	Senior Vice President, General Counsel
Warren E. Hall	61	Senior Vice President, Manufacturing and Product Development
Michael D. Step	54	Senior Vice President, Corporate Development
Mark C. Totoritis, M.D.	59	Senior Vice President, Clinical Research

Gerald T. Proehl—see above under the heading “Directors.”

Wendell Wierenga, Ph.D. serves as our Executive Vice President, Research and Development and has held this position since June 2011. From 2007 to 2011, Dr. Wierenga served as Executive Vice President, Research and Development of privately held Ambit Biosciences Corporation, where he was responsible for all research and drug development activities including clinical, regulatory affairs and manufacturing. From 2003 to 2007, he was Executive Vice President, Research and Development of Neurocrine Biosciences, Inc., where he led all research and drug development activities. From 2000 to 2003, Dr. Wierenga served as the Chief Executive

Officer of biotechnology company Syrrx, Inc., a spinout from the Genomics Institute of the Novartis Research Foundation. Dr. Wierenga served 10 years with Warner-Lambert, joining as Senior Vice President of Research for Parke-Davis, the company’s pharmaceutical research division, and promoted in 1999 to Senior Vice President, Worldwide Pharmaceutical Sciences, Technologies and Development. He began his career in 1974 as a research scientist at The Upjohn Company and was Director of Cancer and Viral Diseases Research when he left in 1990. Dr. Wierenga holds a B.A. in chemistry from Hope College and a Ph.D. in chemistry from Stanford University.

E. David Ballard II, M.D. serves as our Senior Vice President, Medical Affairs and Pharmacovigilance. Dr. Ballard joined Santarus in March 2004 as Vice President, Clinical Research, was appointed Vice President, Medical Affairs in September 2005, was promoted to Vice President, Clinical Research and Medical Affairs in March 2006, was promoted to Senior Vice President, Clinical Research and Medical Affairs in September 2008 and appointed to his current position in February 2011. From March 2000 to February 2004, Dr. Ballard served in various positions at TAP Pharmaceutical Products Inc., a pharmaceutical company, most recently serving as Therapeutic Area Head, Gastroenterology and Internal Medicine. From July 1997 to March 2000, Dr. Ballard was a Medical Director at Abbott Laboratories, a pharmaceutical company. Dr. Ballard holds a B.S. in biology from Morehouse College and an M.D. from the Medical College of Ohio. Dr. Ballard is also certified as a gastroenterologist by the American Board of Internal Medicine.

Maria Bedoya-Toro, PhD serves as our Senior Vice President, Regulatory Affairs and Quality Assurance. Dr. Bedoya-Toro joined Santarus in May 2007 as Vice President, Regulatory Affairs and Quality Assurance, and was promoted to her current position in February 2011. She previously served as Senior Director Regulatory Affairs at Eisai Medical Research Inc. from November 2006 to May 2007, moving to Eisai from Ligand Pharmaceuticals, Inc. when Ligand divested their oncology products to Eisai in November 2006. Dr. Bedoya-Toro worked as Senior Director Global Regulatory Affairs and Compliance at Ligand from 2003 to 2006. From 2000 to 2003 she served as Director Global Regulatory Affairs at Baxter Hyland Immuno. From 1998 to 2000 Dr. Bedoya-Toro worked at BASF Bioresearch Corporation as Director Regulatory Affairs/Quality, and from 1996 to 1998 she worked as Director Quality Assurance and Regulatory Compliance at Amylin Pharmaceuticals, Inc. From 1988 to 1996 Dr. Bedoya-Toro worked at Rhone-Poulenc Rorer, Inc. in a number of increasingly responsible positions in regulatory compliance, quality assurance, quality control and compliance. Dr. Bedoya-Toro holds an M.B.A. from the University of Chicago and a Ph.D. in bio-analytical chemistry from Ohio University. In addition she has an M.A. in bio-analytical chemistry and a B.S. in chemistry from Western Michigan University.

Debra P. Crawford serves as our Senior Vice President, Chief Financial Officer, Treasurer and Secretary. Ms. Crawford joined Santarus in November 2000 as Vice President, Chief Financial Officer, Treasurer and Secretary and was promoted to her current position in December 2003. Prior to joining Santarus, Ms. Crawford served as Vice President, Chief Financial Officer and Treasurer from July 1998 to May 2000 for Women First HealthCare, Inc., a specialty healthcare company. Ms. Crawford was also Assistant Secretary of Women First from July 1998 to February 1999 and Secretary from March 1999 to May 2000. From May 2000 to October 2000 and from March 1997 to August 1998, Ms. Crawford was self-employed and provided financial consulting services in the area of corporate development and in the capacity of acting chief financial officer. Ms. Crawford also served as Chief Financial Officer, Vice President of Finance and Administration and Treasurer of IVAC Holdings, Inc. from January 1996 to December 1996 and of IVAC Medical Systems, Inc., a medical device company, from January 1995 to December 1996. From September 1981 to December 1994, Ms. Crawford served in various financial positions within companies of the medical device division of Eli Lilly & Company. Ms. Crawford holds a B.S. in business administration from San Diego State University.

Julie A. DeMeules serves as our Senior Vice President, Human Resources. Ms. DeMeules joined Santarus in January 2004 as Vice President, Human Resources and was promoted to her current position in February 2006. From January 2000 to November 2003, Ms. DeMeules served as Vice President, Human Resources at Quidel Corporation, a manufacturer and distributor of medical diagnostic products. From February 1991 to January 2000, Ms. DeMeules was employed with Advanced Tissue Sciences, Inc., a biotechnology company, most recently serving as Vice President, Human Resources. Prior to joining Advanced Tissue Sciences, Ms. DeMeules served as Director of Human Resources at Square D Corporation, a provider of electrical products, from June 1990 to February 1991. Prior to joining Square D, Ms. DeMeules served for several years as Vice President of Human Resources of Signet Armorlite, Inc., a manufacturer and distributor of ophthalmic lenses and supplies. Ms. DeMeules holds a B.A. in business administration from the University of San Diego and an M.B.A. from San Diego State University.

William C. Denby, III serves as our Senior Vice President, Commercial Operations. Mr. Denby has held this position since he joined Santarus in February 2002. Prior to joining Santarus, from October 2001 to February 2002, Mr. Denby served as Senior Vice President of Commercial Operations of Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer Inc. From June 1997 to October 2001, Mr. Denby served as Senior Vice President and Vice President of Sales and Marketing for Agouron. From January 1995 to June 1997, Mr. Denby served as Senior Director of Sales and Marketing and Senior Director, Commercial and Marketing Affairs for Agouron. Prior to that, Mr. Denby was at Marion Laboratories, Inc. for 18 years, holding various positions in corporate finance, strategic planning, and sales and marketing. While at Marion Laboratories, Mr. Denby was responsible for promoting a diverse product line which included brands such as Cardizem®, Nicorette® and the duodenal ulcer drug Carafate, and he helped secure managed care formulary acceptance for these products. Mr. Denby holds a B.A. in English from the State University of New York at Fredonia and an M.B.A. from Rockhurst College.

Carey J. Fox serves as our Senior Vice President, General Counsel. Ms. Fox joined Santarus as Senior Director, Legal Affairs in March 2002, was promoted to Vice President, Legal Affairs in May 2004, was promoted to Vice President, General Counsel in March 2006 and was promoted to her current position in September 2008. Prior to joining Santarus, Ms. Fox served as Director, Legal Affairs for Elan Pharmaceuticals, Inc., a pharmaceutical company, from January 2002 to March 2002. Prior to joining Elan, Ms. Fox was associated with the law firm of Brobeck, Phleger & Harrison LLP from May 1998 to December 2001 and with the law firm of Fennemore Craig, P.C. from January 1996 to May 1998, where she represented a variety of clients in general corporate and securities law matters. Ms. Fox is a member of the State Bar of California and holds a B.A. in social ecology from the University of California, Irvine and a J.D. from Arizona State University.

Warren E. Hall serves as our Senior Vice President, Manufacturing and Product Development. Mr. Hall joined Santarus in July 2001 as Vice President, Manufacturing and Product Development and was promoted to his current position in December 2003. Prior to joining Santarus, Mr. Hall served as Senior Director of Development from July 2000 to July 2001 at Dura Pharmaceuticals, Inc., a specialty pharmaceutical company that was acquired by Elan Corporation, plc, a pharmaceutical company. Mr. Hall served as Senior Director of Program Management for the pulmonary group at Dura from February 1999 to July 2000, and as Senior Director of Manufacturing from July 1998 to February 1999. From November 1995 to June 1998, Mr. Hall served as Director of Manufacturing Operations at Cell Therapeutics, Inc., a cancer treatment company. Prior to Cell Therapeutics, Mr. Hall was with Mallinckrodt, Inc., a pharmaceutical and specialty chemical company, for 17 years, serving in various capacities, most recently as Director of Worldwide Manufacturing. Mr. Hall holds a B.A. in chemistry and biology from Greenville College and an M.S. in organic chemistry from Southern Illinois University.

Michael D. Step serves as our Senior Vice President, Corporate Development. Mr. Step has held this position since he joined Santarus in February 2005. Prior to joining Santarus, he served from August 2000 to February 2005 with Amylin Pharmaceuticals, Inc., a biopharmaceutical company, most recently as Vice President, Corporate Development. In this capacity, he was responsible for leading corporate development activities, including product licensing, strategic planning, and mergers and acquisitions evaluations. Prior to Amylin, he was Senior Director, Business Development at Dura Pharmaceuticals, Inc., a pharmaceutical company, from May 1998 to July 2000. In this position, his duties included licensing of marketed pharmaceutical products. Prior to that, he served in corporate development and strategic planning at Hoffmann-La Roche and sales and management roles at Roche Labs and Syntex Labs. Mr. Step holds a B.A. in political science from Vanderbilt University and an M.B.A. from the University of Southern California.

Mark C. Totoritis, M.D. serves as our Senior Vice President, Clinical Research. Dr. Totoritis joined Santarus in September 2010 as Senior Vice President, Biologics and was appointed to his current position in February 2011. From 2007 to September 2010, Dr. Totoritis was associated with Covella Pharmaceuticals, Inc., a start-up biotechnology company that he co-founded and for which he served as Chief Medical Officer until its acquisition by Santarus in September 2010. From 2003 to 2006 he was Vice President of Medical Research and Head of the Immunology/Rheumatology Therapeutics Group at Biogen Idec, Inc. Dr. Totoritis also worked as Head of the Autoimmune and Inflammatory Diseases Group at IDEC Pharmaceuticals Corp. from 1997 through its merger with Biogen, Inc. in 2003, rising to the position of vice president. He played a key role in the development and approval for rheumatoid arthritis of Rituxan®, a biologic drug sold by Genentech, Inc. and Biogen Idec and also approved for non-Hodgkin’s lymphoma. Dr. Totoritis worked at Advanced Tissue Sciences, Inc. from 1995 to 1997, where his efforts contributed to the approval of the company’s first bioengineered human tissue product for the treatment of burn wounds. Earlier in his career, while at Syntex Research/Roche Bioscience, Dr. Totoritis was a major contributor to the development of CellCept® for use in patients undergoing solid organ transplantation. He holds an A.B. in human biology from Stanford University and an M.D. from Eastern Virginia Medical School. Dr. Totoritis is board certified in internal medicine and rheumatology by the American Board of Internal Medicine.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

Messrs. Burgess, Hale, Herman, Snyder and Drs. Carter and Love are independent directors, as defined under applicable rules of the SEC and in the NASDAQ qualification standards. Our independent directors meet in regularly scheduled executive sessions without management. These executive sessions occur in conjunction with regularly scheduled meetings of our board of directors and its standing committees and otherwise as needed. There are no family relationships among any of the directors or executive officers of the Company and there are no other arrangements or understandings pursuant to which any member of, or nominee to, our board of directors was selected.

Board Meetings

Our board of directors held seven meetings, including telephonic meetings, during 2012. During 2012, all incumbent directors attended at least 75% of the aggregate number of meetings of the board and the committees on which they served, during the periods in which they served.

Board Leadership Structure

Our board of directors is currently comprised of eight directors, six of whom are independent. We separate the roles of chief executive officer and chairman of our board of directors in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the chairman of our board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the Company.

Board’s Role in Risk Oversight

Our board of directors is actively involved in oversight of risks that could affect the Company. The board’s role in our risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including risks associated with our operational, financial, legal and regulatory functions. The full board (or the appropriate board committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate “risk owner” within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a board committee engages in a discussion related to areas of material risk to the Company, the chairman of the relevant committee reports on the discussion to the full board during the committee reports portion of the next board meeting. This enables the board and its committees to coordinate the risk oversight role.

Committees of the Board

Audit Committee

Our audit committee currently consists of Messrs. Burgess, Hale and Snyder. The audit committee held four meetings, including telephonic meetings, during 2012. All members of the audit committee are independent directors, as defined under applicable SEC rules and in the NASDAQ qualification standards. Our board of directors has determined that each of Messrs. Burgess, Hale and Snyder qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The audit committee is governed by a written charter approved by our board of directors, a copy of which is available on our web site at http://ir.santarus.com/governance.cfm. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent registered public accounting firm and with internal financial personnel regarding these matters;

•	engaging our independent registered public accounting firm; and

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management and our independent registered public accounting firm, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management, if any.

Both our independent registered public accounting firm and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee currently consists of Drs. Love and Carter and Mr. Herman. The nominating/corporate governance committee held four meetings, including telephonic meetings, during 2012. All members of the nominating/corporate governance committee are independent directors, as defined under applicable SEC rules and in the NASDAQ qualification standards. The nominating/corporate governance committee is governed by a written charter approved by our board of directors, a copy of which is available on our web site at http://ir.santarus.com/governance.cfm. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of our board of directors; and

•	reviewing our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee

Our compensation committee currently consists of Messrs. Herman, Hale and Snyder. The compensation committee held five meetings, including telephonic meetings, during 2012. All members of the compensation committee are independent directors, as defined under applicable SEC rules and in the NASDAQ qualification standards. The compensation committee is governed by a written charter approved by our board of directors, a copy of which is available on our web site at http://ir.santarus.com/governance.cfm. The functions of this committee include:

•	carrying out our board of directors’ responsibilities relating to compensation of our executive officers, including by designing (in consultation with management and the board of directors), approving and/or recommending to our board of directors for approval and evaluating our compensation plans, policies and programs;

•	working with an independent compensation consultant to ensure that the Company’s compensation programs are competitive;

•	exercising authority under our employee benefit plans; and

•	advising and consulting with our executive officers regarding the Company’s overall compensation practices and other matters related to compensation of our employees.

With regard to executive compensation, the compensation committee of our board of directors has the primary authority to determine compensation for our executive officers. To aid its review of employee compensation, the compensation committee reviews third party survey data for peer group companies and utilizes the services of Radford, an AON Hewitt company, an independent compensation consulting firm. In addition, the compensation committee, together with the remaining independent members of our board of directors, has authority to review our President and Chief Executive Officer’s individual performance and compensation, as well as to establish and determine achievement of our annual corporate goals. For more information about the compensation committee’s involvement with executive compensation matters, including its engagement of Radford, please see the discussion below under the heading “Compensation Discussion and Analysis.”

The compensation committee also has the primary authority to review, at least annually, and recommend to the board of directors all compensation for our non-employee directors in connection with their service on our board of directors. To aid its review of non-employee director compensation, the compensation committee reviews third party survey data for peer group companies and utilizes the services of Radford.

Compensation Committee Interlocks and Insider Participation

Messrs. Herman, Hale and Snyder serve on the compensation committee of our board of directors. No member of the compensation committee was at any time during the 2012 fiscal year or at any other time an officer or employee of the Company. None of our executive officers serve, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. None of our executive officers serve, or in the past year has served, as a member of the compensation committee of any entity that has one or more executives serving on our board of directors. No person who served as a member of the Compensation Committee during the 2012 fiscal year had a direct or indirect material interest in any transaction since the beginning of the 2012 fiscal year or any currently proposed transaction in which the Company was or is to be a participant and the amount involved exceeded or exceeds $120,000.

Director Nomination Process

Director Qualifications

In evaluating director nominees, the nominating/corporate governance committee considers, among other things, the following factors:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in our industry and/or with relevant social policy concerns;

•	experience as a board member of another publicly held company; and

•	practical and mature business judgment.

In connection with its evaluation of director nominees, the nominating/corporate governance committee also considers diversity of expertise and experience in substantive matters pertaining to our business relative to other board members. The nominating/corporate governance committee’s goal is to assemble a board of directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the nominating/corporate governance committee may also consider such other facts as it may deem are in the best interests of the Company and our stockholders. The nominating/corporate governance committee also believes it is appropriate for at least one, and, preferably, several, members of our board of directors to meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of our board of directors be independent as required under the NASDAQ qualification standards. The nominating/corporate governance committee also believes it is appropriate for our chief executive officer to serve as a member of our board of directors. Our directors’ performance and qualification criteria are reviewed annually by the nominating/corporate governance committee.

Identification and Evaluation of Nominees for Directors

The nominating/corporate governance committee identifies nominees for director by first evaluating the current members of our board of directors willing to continue in service. Current members with qualifications and skills that are consistent with the nominating/corporate governance committee’s criteria for board of directors service and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining a new perspective.

If any member of our board of directors does not wish to continue in service or if our board of directors decides not to re-nominate a member for re-election, the nominating/corporate governance committee identifies the desired skills and experience of a new nominee in light of the criteria above. The nominating/corporate governance committee generally polls our board of directors and members of management for their recommendations. The nominating/corporate governance committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts. The nominating/corporate governance committee reviews the qualifications, experience and background of the candidates. Final candidates are interviewed by the members of the nominating/corporate governance committee and by certain of our other independent directors and executive management. In making its determinations, the nominating/corporate governance committee evaluates each individual in the context of our board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the Company and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the nominating/corporate governance committee makes its recommendation to our board of directors.

In the event that we receive director candidate recommendations from our stockholders, those recommendations are evaluated in the same manner that potential nominees suggested by board members, management or other parties are evaluated. We do not intend to treat stockholder recommendations in any manner different from other recommendations.

Pursuant to our Amended and Restated Bylaws, stockholders wishing to suggest a candidate for director should write to our corporate secretary. In order to be considered, the recommendation for a candidate must include the following written information: (i) with respect to each of the proposing stockholder and the candidate, the class and number of shares of our capital stock which are owned beneficially and of record,

(ii) with respect to each of the proposing stockholder and the candidate, any derivative, swap or other transaction, the purpose or effect of which is to give such party economic risk similar to ownership of shares of our capital stock; (iii) with respect to each of the proposing stockholder and the candidate, any proxy, agreement or relationship that confers a right to vote any of our shares of capital stock; (iv) with respect to each of the proposing stockholder and the candidate, any agreement or relationship engaged in to reduce the level of risk to, or increase or decrease the voting power of, such party with respect to our shares of capital stock, or which provides the opportunity to profit from any decrease in the value of our shares of capital stock; (v) with respect to each of the proposing stockholder and the candidate, any performance-related fees such party is entitled to be based on the increase or decrease in the value of any of our shares of capital stock; (vi) any other information relating to the proposing stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies or consents by such proposing stockholder pursuant to Section 14(a) of the Exchange Act; (vii) all information relating to the candidate that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (viii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the proposing stockholder, on the one hand, and the candidate, his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K promulgated under the Exchange Act if such proposing stockholder were the “registrant” for purposes of such rule and the candidate were a director or executive officer of such registrant. In addition, we may require any candidate to furnish such other information as may reasonably be required by us to determine the eligibility of such candidate to serve as an independent director in accordance with our corporate governance guidelines or that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such candidate.

Communications with our Board of Directors

Our stockholders may contact our board of directors or a specified individual director by writing to our corporate secretary at Santarus, Inc., 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. Our corporate secretary will relay all such communications to our board of directors, or individual members, as appropriate.

Code of Ethics

We have established a Code of Business Conduct and Ethics that applies to our officers, directors and employees. The Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. We have established an Ethics Helpline at 1-800-869-9522 that is designed to receive anonymous reports of any known or suspected violations of our Code of Business Conduct and Ethics, Comprehensive Compliance Program for Sales and Marketing Activities or other applicable laws, rules and regulations.

Corporate Governance Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter and Nominating/Corporate Governance Committee Charter are available, free of charge, on our web site at www.santarus.com. Please note, however, that the information contained on the web site is not incorporated by reference in, or considered part of, this Information Statement. We will also provide copies of these documents, free of charge, to any stockholder upon written request to Investor Relations, Santarus, Inc., 3611 Valley Centre Drive, Suite 400, San Diego, California 92130.

Director Attendance at Annual Meetings

We do not have a formal policy regarding attendance by members of our board of directors at our Annual Meeting. Seven of our eight then-current directors attended our 2012 annual meeting of stockholders.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee oversees the Company’s financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed the audited consolidated financial statements and the related financial statement Schedule II in the Company’s annual report with management, including a discussion of any significant changes in the selection or application of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and the effect of any new accounting initiatives.

The audit committee reviewed and discussed with Ernst & Young LLP, which is responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements and related schedule with generally accepted accounting principles, its judgments as to the quality and acceptability of the Company’s accounting principles and such other matters as are required to be discussed with the audit committee by the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including PCAOB Interim Auditing Standard AU Section 380, Communication With Audit Committees, the rules of the SEC, and other applicable regulations. In addition, the audit committee has discussed with Ernst & Young LLP its independence from management, and the Company has received from Ernst & Young LLP the written disclosures and the letter required by Rule 3526 of the PCAOB (Communication with Audit Committees Concerning Independence) and has considered the compatibility of non-audit services with Ernst & Young LLP’s independence.

The audit committee met with Ernst & Young LLP to discuss the overall scope of its services, the results of its audit and reviews, its evaluation of the Company’s internal controls, including internal control over financial reporting, and the overall quality of the Company’s financial reporting. The audit committee’s meetings with Ernst & Young LLP were held with and without management present. The audit committee is not employed by the Company, nor does it provide any expert assurance or professional certification regarding the Company’s consolidated financial statements. The audit committee relies, without independent verification, on the accuracy and integrity of the information provided, and representations made, by management and the Company’s independent registered public accounting firm.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the Company’s board of directors that the audited consolidated financial statements and related schedule and management’s assessment of the effectiveness of the Company’s internal control over financial reporting be included in the Company’s annual report for the year ended December 31, 2012. The audit committee and the Company’s board of directors also have recommended, subject to stockholder approval, the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2013.

This report of the audit committee shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

The foregoing report has been furnished by the audit committee.

Daniel D. Burgess, Chairman

David F. Hale

Kent Snyder

DIRECTOR COMPENSATION

Non-employee members of our board of directors receive a combination of cash compensation, in the form of annual retainers and meeting stipends, and equity incentive compensation, in the form of stock option awards, for their service on our board of directors. Any board member who is also an employee of the Company does not receive separate compensation for service on our board of directors.

Cash Compensation

2012 Fiscal Year

For the 2012 fiscal year, each non-employee director received an annual cash retainer of $45,000. The chairman of our board received an additional annual retainer of $40,000 and the chairs of the following board committees received the following additional annual retainers: (i) audit committee, $20,000; (ii) compensation committee, $15,000; and (iii) nominating/corporate governance committee, $10,000. In addition, the non-chair members of the following board committees received the following additional annual retainers: (i) audit committee, $10,000; (ii) compensation committee, $7,500; and (iii) nominating/corporate governance committee, $5,000.

For each meeting of the board attended during 2012 in excess of ten board meetings, each non-employee director was entitled to receive an additional cash meeting stipend of $2,000 for each such meeting attended in-person or $1,000 for each such meeting attended by telephone.

In addition, non-employee directors also received reimbursement of their reasonable out-of-pocket expenses in connection with attendance at board and committee meetings.

Additional information about the cash compensation paid to our non-employee directors during the 2012 fiscal year is reflected in the table captioned “Director Compensation Table for 2012,” set forth below.

2013 Fiscal Year

For the 2013 fiscal year, each non-employee director is entitled to receive the same amounts of cash compensation as described above for the 2012 fiscal year.

Equity Incentive Compensation

Our non-employee directors also receive equity incentive compensation in connection with their service on our board of directors.

2012 Fiscal Year

For the 2012 fiscal year, on June 13, 2012, the date of the 2012 annual meeting of our stockholders, (i) each continuing non-employee director received an option to purchase 32,000 shares of common stock, (ii) the chairman of our board of directors received an additional annual option to purchase 10,000 shares of common stock, (iii) the chairman of our audit committee received an additional annual option to purchase 5,000 shares of common stock, (iv) the chairman of our compensation committee received an additional annual option to purchase 5,000 shares of common stock and (v) the chairman of our nominating/corporate governance committee received an additional annual option to purchase 2,500 shares of common stock. In addition, our policy provides that each non-employee director who is initially elected to our board of directors will be granted an option to purchase 35,000 shares of our common stock in connection with his or her initial election to our board of directors.

These options have an exercise price per share equal to 100% of the fair market value of the underlying stock at the time of grant. The options granted to non-employee directors in connection with their initial election to our board of directors will vest in three equal annual installments on each yearly anniversary of the date of grant, subject to the director’s continuing service on our board of directors on such dates. The other options granted to non-employee directors described above will vest in twelve equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on our board of directors on such dates. To the extent vested as of a non-employee director’s termination of membership on our board of directors, each such option will be exercisable for 12 months following such director’s termination of membership on our board of directors. The term of each option granted to a non-employee director is ten years. Upon a change of control (as defined in our Amended and Restated 2004 Equity Incentive Award Plan and our 1998 Stock Option Plan), each option granted to a non-employee director will become 100% vested in accordance with the terms of such plans.

Additional information about stock option awards granted during the 2012 fiscal year to our non-employee directors is reflected in the table captioned “Director Compensation Table for 2012,” set forth below.

2013 Fiscal Year

On June 11, 2013, the date of the 2013 annual meeting of our stockholders, each continuing non-employee director received annual option grants in the same amount and on the same terms as described above in respect of the annual option grants made on the date of our 2012 annual stockholders meeting.

Director Compensation Table for 2012

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2012.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
David F. Hale	$102,500	$167,786	$—	$270,286
Daniel D. Burgess	65,000	147,811	—	212,811
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	50,000	127,837	—	177,837
Alessandro E. Della Chà(3)	33,750	267,350	—	301,100
Michael E. Herman	65,000	147,811	—	212,811
Ted W. Love, M.D.	55,000	137,824	—	192,824
Kent Snyder	62,500	127,837	—	190,337
Matthew W. Strobeck, Ph.D.(4)	7,500	139,514	—	147,014

(1)	Gerald T. Proehl, our President and Chief Executive Officer, is not included in this table as he is an employee of our company and thus receives no compensation for his services as a director. The compensation received by Mr. Proehl as an employee and Named Executive Officer of the Company is shown in the “Summary Compensation Table for 2012” below.
(2)	Represents the aggregate grant date fair value of option awards to each of our non-employee directors in 2012 computed using the Black-Scholes valuation model and in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. For complete valuation assumptions, please see Note 1 of the consolidated financial statements and the related disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2012. As of December 31, 2012, each non-employee director had the following shares subject to outstanding options: David F. Hale: 283,000; Daniel D. Burgess: 381,000; Michael G. Carter: 304,000; Alessandro E. Della Chà: 67,000; Michael E. Herman: 242,428; Ted W. Love: 203,000; Kent Snyder: 336,000; and Matthew W. Strobeck, Ph.D.: 0.
(3)	Mr. Della Chà began his service on our board of directors on April 6, 2012.
(4)	Dr. Strobeck served on our board of directors from April 6, 2012 to June 1, 2012, and upon his resignation from the board on June 1, 2012, his options (none of which were vested) were terminated without having been exercised.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the material elements of the compensation awarded to, earned by or paid to our Named Executive Officers consisting of our principal executive and principal financial officers and our three most highly compensated individuals who were serving as executive officers on the last day of the fiscal year ending December 31, 2012, as follows:

•	Gerald T. Proehl, President and Chief Executive Officer;

•	Debra P. Crawford, Senior Vice President, Chief Financial Officer, Treasurer and Secretary;

•	Warren E. Hall, Senior Vice President, Manufacturing and Product Development;

•	Wendell Wierenga, Ph.D., Executive Vice President, Research and Development; and

•	Carey J. Fox, Senior Vice President, General Counsel.

Executive Compensation Program Overview

Our compensation programs for our executive officers and other employees are designed to:

•	attract and retain highly skilled individuals by establishing salaries, benefits, and incentive compensation which are competitive with similar positions in other companies with whom we compete for employees and which are internally equitable within the Company;

•	closely align compensation for our employees with the Company’s performance on both a short-term and long-term basis;

•	reward and provide differentiated compensation based on individual performance; and

•	further enhance our employees’ long-term incentive to increase stockholder value and the Company’s stock price by providing a portion of our total compensation in the form of Company equity, through stock options and stock ownership.

To accomplish those goals, compensation for our employees, including our executive officers, generally consists of the following elements: (1) base salary, (2) annual cash bonuses, (3) long-term incentives through stock option awards and stock ownership and (4) other welfare and retirement savings benefits. In addition, our executive officers are entitled to potential payments upon specified termination or change in control events.

The compensation committee of our board of directors has the primary authority to determine compensation for our executive officers. In addition, the compensation committee, together with the remaining independent members of our board of directors, has authority to review the individual performance and compensation of Gerald T. Proehl, our President and Chief Executive Officer, as well as to establish and determine achievement of our annual corporate goals. Each year, our compensation committee and the remaining independent members of our board of directors review the compensation of Mr. Proehl, as well as his individual performance for the calendar year under review and the Company’s overall performance. The compensation committee also reviews compensation for our other executive officers on an annual basis and his or her individual performance for the calendar year under review. To aid the compensation committee’s review, Mr. Proehl provides a recommendation concerning compensation and performance for each executive officer, excluding himself. Management does not participate in the final deliberations of the compensation committee (or of the independent members of our board of directors in the case of Mr. Proehl) with regard to their own compensation. The annual determination of salary and equity awards for our executive officers and Mr. Proehl for the 2012 fiscal year took place in February 2012, and the determination of bonuses earned for performance during the 2012 fiscal year took place in February 2013.

The compensation committee’s overall objective, or compensation philosophy, when establishing levels of compensation for a particular executive officer for the 2012 fiscal year was to target total cash compensation at the 50th percentile level and equity compensation at the 75th percentile, when compared to comparable positions within other comparable specialty pharmaceutical companies, or peer companies. The compensation committee has established this philosophy to emphasize variable and performance-based compensation over fixed compensation, to better manage cash burn and to align the long-term goals of executives and stockholders towards growth in stock price. The compensation committee has determined that targeting total cash compensation at the 50th percentile is appropriate to help ensure that our executive officers are receiving cash compensation at a level commensurate with their peers at similarly situated companies, and that targeting equity compensation at the 75th percentile is appropriate given the “at risk” nature of equity compensation and the alignment with stockholders’ interests created by the awarding of equity compensation. To ensure that the compensation committee’s executive compensation decisions for the 2012 fiscal year were consistent with this philosophy, the committee established a list of peer companies. This list consists of those specialty pharmaceutical companies that the compensation committee determined were comparable to the Company, or projected to be comparable in the near future, in various regards, including the nature of operations, stage of development, market capitalization, total revenues and/or number of employees, as well as after considering companies that compete with the Company, companies with a commercial organization in place that earn revenue from the sale of products, geographically local companies and companies that participate in Radford surveys (in order to have detailed compensation data for more executive officers). Various companies were removed from the previous year’s list of peer companies because such companies were either acquired (such as Cypress Biosciences Inc., Inspire Pharmaceuticals, Inc. and ZymoGenetics Inc.), reduced their commercial operations, fell substantially below comparable market capitalization or increased market capitalization beyond a comparable level (such as Alkermes Inc.), or were otherwise not comparable (such as Sucampo Pharmaceuticals, Inc., which has a non-comparable ownership structure). Accordingly, as companies were removed, the compensation committee added new ones (such as Allos Therapeutics Inc., Depomed, Inc., Dyax Corp., Somaxon Pharmaceuticals, Inc., and Zogenix, Inc.) based on a consideration of the factors described above, in order to keep the number of companies generally consistent from year to year. Following is the final list of peer companies approved by the compensation committee in connection with 2012 fiscal year compensation determinations:

• Acorda Therapeutics, Inc.	• Enzon Pharmaceuticals, Inc.	• Questcor Pharmaceuticals, Inc.
• Allos Therapeutics Inc.	• InterMune, Inc.	• Salix Pharmaceuticals, Ltd.
• AMAG Pharmaceuticals Inc.	• Isis Pharmaceuticals Inc.	• Somaxon Pharmaceuticals, Inc.
• Ardea Biosciences, Inc.	• ISTA Pharmaceuticals, Inc.	• Spectrum Pharmaceuticals, Inc.
• Arena Pharmaceuticals Inc.	• Jazz Pharmaceuticals, Inc.	• The Medicines Company
• Cadence Pharmaceuticals Inc.	• Ligand Pharmaceuticals Inc.	• ViroPharma Incorporated
• Depomed, Inc.	• Optimer Pharmaceuticals, Inc.	• Zogenix, Inc.
• Dyax Corp.

To assist with the analysis of executive compensation for the 2012 fiscal year, the compensation committee engaged Radford to provide compensation consulting services. Radford reports directly to the compensation committee, and the committee has the sole authority to hire, fire and direct the work of Radford as its advisor. For the 2012 fiscal year, the compensation committee requested Radford to advise it on a variety of compensation-related issues, including:

•	providing general information concerning executive and board of directors compensation trends and developments;

•	compiling, analyzing and presenting third party survey data; and

•	assessing various forms of equity compensation and programs, and advising on potential amendments to the Company’s equity plans.

In addition, Radford also provides the Company with non-customized salary survey data that is utilized by management in connection with reviewing salaries. The compensation committee believes that Radford is able to provide independent, objective compensation advice to the compensation committee. Other than providing the advice and services described above, Radford provided no other services to either the Company or the compensation committee during the 2012 fiscal year, and the compensation committee is not aware of any conflict of interest that exists that would prevent Radford from being so independently engaged. Based on the above and its review of the factors set forth under Rule 10C-1 of the Exchange Act the compensation committee assessed the independence of Radford and concluded that no conflict of interest exists that would prevent Radford from independently representing the compensation committee.

The third party survey data presented by Radford was designed to ensure that the executive compensation decisions were consistent with the overall compensation philosophy and included survey data relating to levels of base salaries, incentive cash bonuses and equity awards from the Radford Global Life Sciences Survey and proxy data for executive positions within the 22 peer companies described above. When reviewing the third party survey data, the compensation committee considered whether the total cash and equity compensation for our executive officers targeted the 50th and 75th percentiles, respectively, when compared to compensation paid to executives holding comparable positions within our peer companies. The compensation committee compared the executive compensation programs as a whole and also compared the pay of individual executives if the jobs were sufficiently similar to make the comparisons meaningful.

The compensation committee also utilized “tally sheets,” prepared with the assistance of management, when making its executive compensation decisions for the 2012 fiscal year. The “tally sheets” described the nature and/or value of each element of compensation payable to each executive officer, and enabled the compensation committee to evaluate each compensation element in the context of the executive’s overall total compensation. The specific information set forth in the “tally sheets” was similar to the information set forth in the tables following this “Compensation Discussion and Analysis” section and included the following information: a summary description of total compensation, a description of options granted and outstanding and a description of potential payments upon termination or change in control.

Elements of the Executive Compensation Program

Base Salary

As a general matter, the base salary for each executive officer is initially established and approved by the compensation committee at the time the officer is hired, taking into account the officer’s qualifications, experience, role and responsibilities, prior salary and competitive salary information. Under the terms of our executive officer employment agreements, each officer is entitled to an annual review of his or her base salary. Any year-to-year adjustments to each executive officer’s base salary are determined by an assessment by the compensation committee (with assistance from management as described above and with the involvement of the independent members of our board of directors, with respect to Mr. Proehl) of her or his individual performance (including the executive’s accomplishments and effectiveness), overall Company performance, the Company’s budget for salary increases, the officer’s qualifications, experience, role and responsibilities, and competitive salary information. In assessing competitive salary information, the compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) review and consider independent third party data related to salary levels for similar executive positions in our peer companies, as described above.

In connection with the annual review of his performance at the scheduled compensation committee and board of directors meetings in February 2012, Mr. Proehl received a 3% salary increase to his level of base salary, which was effective in March 2012 and resulted in an increase in Mr. Proehl’s base salary from $586,845 to $604,450. At this same time, our other Named Executive Officers each received an increase in his or her level of base salary ranging from 1.78% to 4.69% effective in March 2012. The increase in base salary for each Named Executive Officer was as follows: Debra P. Crawford received a 3.0% increase from $344,096 to $354,419 ; Carey J. Fox received a 4.69% increase from $336,498 to $352,266; Warren E. Hall received a 4% increase from $308,123 to $320,448; and Wendell Wierenga received a 1.78% increase from $400,000 to $407,100. Dr. Wierenga’s salary increase was prorated based on his start date in June 2011.

In determining these adjustments, the compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) considered each executive officer’s individual performance, the Company’s overall performance and competitive salary information, based on the third party survey data compiled by Radford. As described above, when reviewing the third party survey data, the compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) considered whether total cash compensation for our executive officers targeted the 50th percentile of the total cash compensation paid to executives holding comparable positions within our peer companies. Consistent with our overall compensation philosophy, the total cash compensation for our executive officers for the 2012 fiscal year, including the base salary levels described above and the target annual cash bonuses (assuming a 100% level of attainment) described below, targeted the 50th percentile of the total target cash compensation for executives holding comparable positions within our peer companies.

Annual Cash Bonuses

Our executive officers, as well as all of our other employees (with the exception of our field sales representatives and certain other field-based commercial employees), were eligible to receive annual cash bonuses pursuant to our 2012 bonus plan.

Payments for executive officers under our 2012 bonus plan were based 100% on achieving established corporate goals (rather than on achievement of individual goals) and were determined as a percentage of each executive officer’s base salary. We believe that by basing the potential bonus payments for executive officers solely on achievement of corporate goals, we ensure that each executive officer’s performance is fully aligned with the overall executive team and Company objectives, as well as focused on increasing stockholder value by providing incentives for corporate performance. The performance goals are established each year so that in the board’s and compensation committee’s determination they are not certain to be attained absent strong performance by the executive officers and the Company as a whole.

Under the terms of our 2012 bonus plan, the target bonus for Mr. Proehl, our President and Chief Executive Officer, was 65% of base salary, the target bonus for Dr. Wierenga, our Executive Vice President, Research and Development, was 50% of base salary and the target bonus for each of our other executive officers was 40% of base salary. These target bonus opportunities were unchanged from those under our 2011 bonus plan. The target bonus percentage amounts were established through an analysis that included a review of third party survey data for our peer companies. As described above, when reviewing the third party survey data, the compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) considered whether total cash compensation for our executive officers targeted the 50th percentile of the total cash compensation paid to executives holding comparable positions within our peer companies, including in the case of the target bonuses, by assuming our executive officers fully achieve the corporate performance goals established by our board. Each executive officer was then eligible to receive a bonus ranging from zero to 150% of his or her target bonus, based on the level of the Company’s achievement of its corporate performance goals for the 2012 fiscal year, which goals were established by our board at its scheduled meeting in February 2012.

At its scheduled meeting in February 2013, the independent members of the board assessed the Company’s performance during the 2012 fiscal year against the 2012 corporate performance goals as follows:

2012 Corporate Goals	Performance Against Corporate Goals
Total annual revenues of at least $225 million (weighted 35%)	Total annual revenues of $218 million
Approval from the U.S. Food and Drug Administration (“FDA”) for Uceris™ (budesonide) new drug application (“NDA”) (weighted 25%)	FDA approval for Uceris (budesonide) NDA received on January 14, 2013

2012 Corporate Goals	Performance Against Corporate Goals
Annual adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) of at least $29 million (weighted 20%)	Annual adjusted EBITDA of $37 million
Enrollment of at least 370 patients in Uceris (budesonide) Phase IIIb clinical study (weighted 10%)	232 patients enrolled in Uceris Phase IIIb clinical study as of December 31, 2012
Achievement of statistically significant results in Phase III clinical studies for Ruconest® and rifamycin SV MMX® (weighted 10%)	Results were statistically significant in the Phase III clinical studies for each of Ruconest and rifamycin SV MMX

As part of its assessment, the independent board members noted the Company’s strong performance related to its financial goals, including significantly exceeding its goal related to adjusted EBITDA. Although the total revenue goal was not achieved in 2012, revenues of $218 million for 2012 was a record achievement for the Company and represented substantial growth over the total revenue for 2011, which was $118.8 million. In addition, the board noted the achievement of the Uceris NDA approval and the successful completion of the Phase III clinical studies for Ruconest and rifamycin SV MMX. Although the total revenue and Uceris patient enrollment goals were not fully achieved, the Board noted the positive outcomes achieved in 2012 related to the Zegerid® and Glumetza® patent litigation, as well as the significant year-over-year increase in the Company’s stock price. Based on these assessments by the independent members of the board, the overall level of achievement under the 2012 bonus plan was established at 130%.

As a result of the board’s determination, for the 2012 fiscal year, Mr. Proehl received a bonus of $510,760, which was equal to approximately 84.5% of Mr. Proehl’s base salary, Dr. Wierenga received a bonus of $264,615, which was equal to approximately 65% of Dr. Wierenga’s annual base salary, and each of our other Named Executive Officers received bonuses equal to approximately 52% of their respective base salaries. The specific amounts of the cash bonuses awarded to our Named Executive Officers for the 2012 fiscal year are reflected in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

Long-Term Incentives

Stock Option Awards

Our long-term incentives are primarily in the form of stock option awards, and our executive officers, along with all of the Company’s other employees, are eligible to participate in the Company’s award of stock options. As discussed above, the objective of these awards is to further enhance our executive officers’ long-term incentive to increase stockholder value and the Company’s stock price. We believe that stock option based compensation achieves this objective by directly linking the economic benefit to recipients of such awards with our Company’s stock performance. We also believe that stock option based compensation encourages employee retention because the awards are designed to vest and become exercisable over time, generally over four years.

The compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) have authority to grant stock option awards to our executive officers. In the case of stock option awards, which are generally made in connection with the compensation committee’s annual review of Company performance and executive officer performance (and the independent members of our board of directors annual review of Mr. Proehl’s performance) conducted in the first quarter of each year, the number of stock options granted to each executive officer is determined based upon input from our third party consulting firm and competitive compensation information for our peer companies. As described above, when reviewing the third party survey data, the compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) considered whether total equity compensation for our executive officers targeted the 75th percentile of the total equity compensation paid to executives holding comparable positions within our peer companies, taking into account comparisons based on, percentage ownership, size of option grants and the

Black-Scholes valuation model. The targeting of equity compensation at the 75th percentile level, as compared to cash compensation at the 50th percentile level, reflects the “at risk” nature of equity compensation awards and the compensation committee’s strong belief in a pay for performance culture and alignment of executive compensation to long-term increases in stockholder value. The compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) also consider overall corporate performance and each executive officer’s individual performance (including the executive’s accomplishments and effectiveness) when determining the specific number of options to be awarded. In addition, the compensation committee takes into account the number of outstanding option grants held by each executive officer, and their vested status, in determining the specific number of options to be awarded in order to ascertain the level of retentive value of options to each respective executive officer.

The exercise price of options granted under our stock plans has always been 100% of the fair market value of the underlying stock at the time of grant, and the Company does not have a policy of granting equity-based awards at other than the fair market value. For options granted on or after January 1, 2007, the fair market value of our common stock is determined by reference to the closing price of our common stock on NASDAQ on the date of grant. The majority of the outstanding options held by our executive officers vest over a four-year period and are exercisable over a ten-year period following the date of grant unless employment terminates prior to such date.

Our general policy is to grant options on fixed dates during open trading windows and on dates determined in advance in the prior year, although there may be occasions when grants are made on other dates. All required approvals are obtained in advance of or on the actual grant date. We do not time the granting of our options to take advantage of any favorable or unfavorable news released by the Company.

In March 2012, in connection with the February 2012 annual review of corporate performance during 2011 and Mr. Proehl’s individual performance during 2011, Mr. Proehl was granted an option to purchase 337,500 shares of our common stock. Also at that time, each of our other Named Executive Officers were granted an option to purchase a number of shares of our common stock, ranging from 41,310 to 101,250 shares in connection with the annual review of corporate performance during 2011 and the Named Executive Officer’s individual performance during 2011. Dr. Wierenga’s option grant was prorated based on his start date in June 2011. The specific amounts of the options awarded to our Named Executive Officers for the 2012 fiscal year are reflected in the table captioned “Grants of Plan-Based Awards.”

Options granted to any of our employees under our Amended and Restated 2004 Equity Incentive Award Plan become fully vested and exercisable in the event of a change in control where the acquirer does not assume the options. In the event of a change in control where the acquirer does assume the options, such options will be subject to accelerated vesting prior to the change in control such that 50% of the unvested shares subject to the options will become vested and exercisable. In addition, assumed options will automatically become fully vested and exercisable if the holder of such options is terminated by the acquirer without cause or the holder terminates employment for good reason within 12 months after the change in control. Moreover, our executive officers are entitled to further acceleration of vesting in certain termination events under the terms of their employment agreements, as described below under the heading “Employment Agreements.”

Stock option awards granted during the 2012 fiscal year to Mr. Proehl and our other Named Executive Officers are reflected in the table captioned “Grants of Plan-Based Awards,” and outstanding stock option awards as of December 31, 2012 are reflected in the table captioned “Outstanding Equity Awards at Fiscal Year-End.” Consistent with our overall compensation philosophy, the total equity compensation granted to our executive officers during the 2012 fiscal year was targeted at the 75th percentile of the total equity compensation for executives holding comparable positions within our peer companies.

Perquisites

We do not provide any perquisites for our executive officers.

Other Benefits

We provide benefits such as medical, dental and life insurance and disability coverage for all of our employees, including our Named Executive Officers. In addition, we have established our Amended and Restated Employee Stock Purchase Plan and a 401(k) savings/retirement plan, which are available to all eligible employees, including our Named Executive Officers. We also provide personal paid time off and other paid holidays to all employees, including our Named Executive Officers, which are similar to those provided at comparable companies.

In June 2012, the compensation committee adopted the Santarus, Inc. Deferred Compensation Plan (the “DC Plan”), effective as of August 1, 2012, for a select group of highly compensated employees of the Company, including our Named Executive Officers, pursuant to which participants may elect to defer receipt of compensation from the Company for purposes of retirement or otherwise. The DC Plan is intended to be a nonqualified deferred compensation plan and represents an unfunded obligation of the Company. More information on the DC Plan appears below in the table captioned “Nonqualified Deferred Compensation” and its accompanying narrative.

Tax Considerations

As part of its compensation program, the Company aims to compensate our Named Executive Officers in a manner that is tax effective for the Company. In practice, the stock options granted by the compensation committee are not subject to the deduction limitation imposed under Section 162(m) of the Internal Revenue Code, as amended, or the Code. Section 162(m) of the Code generally limits the tax deductions a public corporation may take for compensation paid to its chief executive officer and three other most highly compensated executive officers, other than its chief financial officer, to $1.0 million per executive per year, unless the compensation paid qualifies as “performance based compensation” within the meaning of Section 162(m) of the Code. Our stockholders have previously approved our stock award plans, comprised of the 1998 Stock Option Plan and the Amended and Restated 2004 Equity Incentive Award Plan, qualifying options and stock appreciation rights under these plans as performance-based compensation intended to be exempt from the Section 162(m) limits. Other awards under these plans also may be granted with the intention of being performance-based compensation in the discretion of the compensation committee.

Risk Considerations

Our compensation committee has considered whether our executive compensation programs, which consist of base salaries, annual cash bonuses and long-term equity incentives, encourage unnecessary or excessive risk taking and has concluded they do not. Base salaries are fixed in amount and thus do not encourage risk taking. While the performance-based cash bonus awards focus on achievement of annual goals, the goals are reviewed by the board of directors to ensure overall appropriateness and are a balanced mix of financial performance metrics and operational and strategic performance metrics that are designed to translate into longer-term financial performance. Cash bonus awards are also not guaranteed and are subject to reasonable maximum caps. The compensation committee believes that the bonus program appropriately balances risk and the desire to focus executives on specific annual goals important to the Company’s success. Our long-term equity incentives help further align executives’ interests with those of the Company’s stockholders. The compensation committee believes that these equity incentives do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the Company’s long-term operating performance as reflected in the Company’s long-term stock price performance. Moreover, the awards are subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.

Employment Agreements

Our compensation committee has approved and we have entered into employment agreements with each of our executive officers, which address our executive officers’ duties and responsibilities and specify the amounts payable to our executive officers in connection with certain terminations or change in control events. Except as provided below, all of the employment agreements with our Named Executive Officers contain substantially similar terms. The payment and severance terms in the employment agreements were established based on market factors when the agreements were originally entered into, and they are reviewed periodically by our compensation committee for continued appropriateness. The potential availability of severance benefits under these agreements did not impact the analysis of the other elements of compensation for the 2012 fiscal year because such benefits serve different purposes than the other elements of compensation. The compensation committee believes these agreements are appropriate to attract and retain individuals at the executive officer level and to properly balance the interests of executives and stockholders, as executives may be asked to consider actions which create stockholder value, but may also result in loss of an executive’s position. The level of payments under the agreements are designed to be fair and reasonable considering the time it would take an executive to find a position of comparable scope.

Pursuant to the employment agreements, each Named Executive Officer is required to devote substantially all of his or her time and attention to our business and affairs. The initial base salaries of the executives are set forth in their employment agreements. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews by the compensation committee. Each of the Named Executive Officers is eligible to participate in any management incentive compensation plan adopted by us or such other bonus plan as our board of directors or compensation committee may approve. The award of any bonus compensation is to be determined by the compensation committee or pursuant to a plan approved by the board of directors or compensation committee. Each of the Named Executive Officers is an at-will employee.

In November and December 2012, at the request of the compensation committee, Radford engaged in a complete review of the employment agreements and confirmed to the compensation committee that in Radford’s opinion the agreements contained provisions consistent with prevailing market practices. In connection with this review, the employment agreements of each of the Named Executive Officers was amended in March 2013, such that the bonus formulation used in determining severance payments was changed from using a three-year average (which would have then been prorated to the date of termination for all Named Executive Officers other than Mr. Proehl), to using the executive’s full target bonus for the year of termination. These changes are consistent with the arrangements of our peer group companies, as determined by Radford in its review.

Severance Benefits and Change in Control Arrangements

The employment agreements also provide each Named Executive Officer with certain severance benefits in the event his or her employment is terminated by us other than for “cause” or if the executive resigns with “good reason” (as such terms are defined in the employment agreements). Specifically, in the event of such a termination or resignation, all executives will receive a lump sum payment of 12 months of salary and an amount equal to the executive’s annual target bonus for the year of termination, 12 months healthcare and life insurance benefits continuation at our expense, plus $15,000 towards outplacement services. If such termination or resignation occurs more than 60 days prior to or more than 12 months following a change of control, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months, will immediately vest on the date of termination.

With respect to Mr. Proehl only, if such termination or resignation occurs within 60 days prior to or within 12 months following a change of control, Mr. Proehl will be entitled to receive 18 months of salary and an amount equal to his annual target bonus for the year of termination, 18 months of healthcare and life insurance benefits continuation at our expense, plus $15,000 towards outplacement services.

In addition, with respect to all executives (including Mr. Proehl), if such termination occurs within 60 days prior to or within 12 months following a change in control, all of the executive’s remaining unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the date of termination.

Apart from termination, the employment agreements also provide that, in connection with a change in control of the Company, 50% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately become vested. This accelerated vesting supersedes any less favorable accelerated vesting provided under our Amended and Restated 2004 Equity Incentive Award Plan and our 1998 Stock Option Plan.

Each of the employment agreements also provides that payments under each employment agreement may be delayed to the extent necessary to avoid adverse tax consequences for the affected executive officer under Section 409A of the Code, as well as condition the receipt of post-termination payments and benefits on the executive’s execution and nonrevocation of a general release of claims. The agreements prohibit executives from soliciting Company employees during the applicable severance period.

The employment agreements do not provide for any type of tax “gross up” or similar reimbursement obligation by the Company in respect of “golden parachute” or any other taxes to which any of the Named Executive Officers may become subject.

Additional information concerning the potential payments our Named Executive Officers may receive in the event of termination of their employment or a change in control of the Company is provided in the table captioned “Potential Payments Upon Termination or Change in Control.”

Say on Pay

At the 2011 annual meeting of our stockholders, more than 97% of the votes cast on the stockholder advisory vote proposal on our executive compensation program (“Say on Pay”) were in favor of our program. In addition, a majority of the votes cast on the Say on Pay frequency vote proposal at the 2011 annual meeting of our stockholders were in favor of holding a Say on Pay vote every three years. Accordingly, the board of directors determined that it will hold advisory votes on the Company’s executive compensation to its Named Executive Officers every three years and that it will also hold the required vote on frequency of stockholder votes on executive compensation at such future time in accordance with applicable laws. As a result, there was no advisory vote on the Company’s executive compensation to its Named Executive Officers during fiscal year 2012. Nonetheless, the board of directors and compensation committee reviewed the results of the Say on Pay vote in 2011 and in light of the vote outcome, decided to retain our general approach to executive compensation program through fiscal year 2012. Accordingly, we did not make any significant changes to our executive compensation policies or practices as a direct result of the outcome of the favorable Say on Pay vote.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Information Statement with management. Based on the committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC.

This report of the compensation committee shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

The foregoing report has been furnished by the compensation committee.

Michael E. Herman, Chairman

David F. Hale

Kent Snyder

SUMMARY COMPENSATION TABLE FOR 2012

The table below summarizes the total compensation paid to or earned by each of our Named Executive Officers consisting of our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for the fiscal years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Gerald T. Proehl,	2012	$601,516	$—	$1,051,886	$510,760	$738	$7,500	$2,172,400
President and Chief Executive Officer	2011	582,188	—	1,155,419	343,304	—	7,350	2,088,261
	2010	555,750	—	902,580	248,152	—	7,350	1,713,832

Debra P. Crawford,	2012	352,699	—	262,972	184,298	—	7,500	807,469
Senior Vice President, Chief Financial Officer, Treasurer and Secretary	2011	342,210	—	288,379	123,875	—	7,350	761,814
	2010	330,648	—	435,609	98,503	—	7,350	872,110

Warren E. Hall,	2012	318,394	—	315,566	166,633	—	7,500	808,093
Senior Vice President, Manufacturing and Product Development	2011	306,434	—	288,379	110,924	—	7,350	713,087
	2010	296,544	—	363,006	88,205	—	7,350	755,105

Wendell Wierenga, Ph.D.,	2012	405,917	—	128,751	264,615	—	7,500	806,783
Executive Vice President, Research and Development	2011	208,843	35,000	413,560	97,200	—	7,315	761,918
	2010	—	—	—	—	—	—	—

Carey J. Fox,	2012	349,638	—	262,972	183,178	—	7,500	803,288
Senior Vice President, General Counsel	2011	334,602	—	288,379	121,139	—	7,350	751,470
	2010	321,574	—	435,609	96,235	—	7,350	860,768

(1)	Represents a hiring bonus earned and paid during the year ended December 31, 2011.
(2)	Represents the aggregate grant date fair value of option awards for the years ended December 31, 2012, 2011 and 2010 computed using the Black-Scholes valuation model and in accordance with FASB ASC Topic 718. For complete valuation assumptions of the 2012 option awards, please see Note 1 of the consolidated financial statements and the related disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2012.
(3)	Represents 130%, 90%, and 74% of each Named Executive Officer’s respective target bonus in 2012, 2011, and 2010, respectively. Under the terms of our 2012 and 2011 bonus plans, the target bonus for Gerald T. Proehl, our President and Chief Executive Officer, was equal to 65% of his base salary, the target bonus for Wendell Wierenga, our Executive Vice President, Research and Development was equal to 50% of his base salary and the target bonus for the other Named Executive Officers was equal to 40% of their respective base salaries. Under the terms of our 2010 bonus plan, the target bonus for Mr. Proehl was equal to 60% of his base salary and the target bonus for the other Named Executive Officers was equal to 40% of their respective base salaries.
(4)	Represents earnings on notional investments made on the compensation deferred under the DC Plan.
(5)	Represents matching contributions under our section 401(k) savings/retirement plan.

GRANTS OF PLAN-BASED AWARDS FOR 2012

The table below provides information about plan-based awards granted to our Named Executive Officers during the fiscal year ended December 31, 2012.

	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			Option Awards: Number of Shares of Stock or Units (#)		Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value ($)(4)
Name		Threshold ($)	Target ($)	Maximum ($)
Gerald T. Proehl	03/12/12	$—	$392,893	$589,339	337,500	(2)	$4.93	$1,051,886
Debra P. Crawford	03/12/12	—	141,768	212,651	84,375	(2)	4.93	262,972
Warren E. Hall	03/12/12	—	128,179	192,269	101,250	(2)	4.93	315,566
Wendell Wierenga, Ph.D.	03/12/12	—	203,550	305,325	41,310	(2)	4.93	128,751
Carey J. Fox	03/12/12	—	140,906	211,360	84,375	(2)	4.93	262,972

(1)	Amounts represent threshold, target and maximum potential bonus payouts under our 2012 bonus plan. Actual bonus amounts earned under our 2012 bonus plan are reported in “Summary Compensation Table for 2012.” Bonus payouts for Named Executive Officers are based solely on achievement of established corporate goals.
(2)	Options vest and become exercisable monthly over 48 months in equal installments, with vesting commencing on the first monthly anniversary of the date of grant.
(3)	Under our Amended and Restated 2004 Equity Incentive Award Plan, all options were granted with an exercise price equal to the closing price of our common stock on NASDAQ on the date of grant.
(4)	We estimate the fair value of options granted using the Black-Scholes valuation model in accordance with FASB ASC Topic 718. For complete valuation assumptions, please see Note 1 of the consolidated financial statements and the related disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2012.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

The table below provides information about outstanding equity awards for each of our Named Executive Officers as of December 31, 2012.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(7)
	Exercisable		Unexercisable
Gerald T. Proehl	59,478	(1)	278,022	$4.930	03/12/22
	232,968	(1)	299,532	3.330	03/10/21
	206,250	(1)	93,750	4.630	03/10/20
	243,750	(1)	16,250	1.180	03/16/19
	40,000	(2)	—	2.360	03/13/18
	240,000	(1)	—	2.360	03/13/18
	225,000	(1)	—	6.900	03/12/17
	100,000	(1)	—	6.790	02/09/16
	40,000	(3)	—	6.380	09/21/15
	100,000	(1)	—	7.150	02/15/15
	113,287	(4)	—	3.500	12/23/13
	346,406	(5)	—	0.875	05/22/13
Debra P. Crawford	15,820	(1)	68,555	4.930	03/12/22
	58,146	(1)	74,760	3.330	03/10/21
	99,541	(1)	45,247	4.630	03/10/20

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(7)
	Exercisable		Unexercisable
	126,562	(1)	8,438	1.180	03/16/19
	20,000	(2)	—	2.360	03/13/18
	110,625	(1)	—	2.360	03/13/18
	80,000	(1)	—	6.900	03/12/17
	50,000	(1)	—	6.790	02/09/16
	25,000	(3)	—	6.380	09/21/15
	65,000	(1)	—	7.150	02/15/15
	56,643	(4)	—	3.500	12/23/13
	17,853	(5)	—	0.875	05/22/13
Warren E. Hall	18,984	(1)	82,266	4.930	03/12/22
	58,146	(1)	74,760	3.330	03/10/21
	82,951	(1)	37,705	4.630	03/10/20
	72,391	(1)	7,032	1.180	03/16/19
	20,000	(2)	—	2.360	03/13/18
	105,625	(1)	—	2.360	03/13/18
	70,000	(1)	—	6.900	03/12/17
	50,000	(1)	—	6.790	02/09/16
	25,000	(3)	—	6.380	09/21/15
	65,000	(1)	—	7.150	02/15/15
	56,643	(4)	—	3.500	12/23/13
Wendell Wierenga, Ph.D.	7,745	(1)	33,565	4.930	03/12/22
	70,833	(6)	129,167	3.270	07/15/21
Carey J. Fox	15,820	(1)	68,555	4.930	03/12/22
	58,146	(1)	74,760	3.330	03/10/21
	99,541	(1)	45,247	4.630	03/10/20
	126,562	(1)	8,438	1.180	03/16/19
	25,000	(1)	—	2.300	11/14/18
	20,000	(2)	—	2.360	03/13/18
	110,625	(1)	—	2.360	03/13/18
	80,000	(1)	—	6.900	03/12/17
	25,000	(1)	—	7.490	03/01/16
	30,000	(1)	—	6.790	02/09/16
	13,500	(3)	—	6.380	09/21/15
	35,100	(1)	—	7.150	02/15/15
	20,000	(1)	—	12.050	05/14/14
	12,358	(4)	—	3.500	12/23/13
	6,742	(5)	—	0.875	05/22/13

(1)	Options vest and become exercisable monthly over 48 months in equal installments, with vesting commencing on the first monthly anniversary of the date of grant. Please see footnote 7 for information on determining the date of grant.
(2)	Options vested and became exercisable upon the attainment of a performance target relating to the Company’s achievement of specified financial results on August 3, 2009. Please see footnote 7 for information on determining the date of grant.
(3)	Options vested and became exercisable as to 100% on December 31, 2006. Please see footnote 7 for information on determining the date of grant.
(4)	Options are immediately exercisable and vested monthly over 48 months in equal installments, with vesting commencing on the first monthly anniversary of the date of grant. Please see footnote 7 for information on determining the date of grant.

(5)	Options are immediately exercisable and vested monthly over 60 months in equal installments, with vesting commencing on the first monthly anniversary of the date of grant. Please see footnote 7 for information on determining the date of grant.
(6)	Options vest and become exercisable as to 25% one year from the date of grant and the remainder vest in 36 equal monthly installments after such date. Please see footnote 7 for information on determining the date of grant.
(7)	The expiration date of each option occurs 10 years after the date of grant.

OPTION EXERCISES FOR 2012

The table below provides information about stock option awards exercised by our Named Executive Officers during the fiscal year ended December 31, 2012.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Gerald T. Proehl	—	$—
Debra P. Crawford	—	—
Warren E. Hall	50,000	210,962
Wendell Wierenga, Ph.D.	—	—
Carey J. Fox	8,028	22,077

(1)	The value realized on exercise is calculated by multiplying the number of shares exercised under the option by the difference between the exercise price and the market price of our common stock on the date of exercise.

NONQUALIFIED DEFERRED COMPENSATION FOR 2012

Name	Executive Contributions for Fiscal 2012 ($)(1)	Aggregate Earnings (Losses) in Fiscal 2012 ($)	Aggregate Balance at Fiscal Year End 2012 ($)
Gerald T. Proehl	$40,297	$738	$41,035
Debra P. Crawford	—	—	—
Warren E. Hall	—	—	—
Wendell Wierenga, Ph.D.	—	—	—
Carey J. Fox	—	—	—

(1)	The amount of each Named Executive Officer’s contribution, if any, to the DC Plan is included in the Summary Compensation Table for each respective officer for the 2012 fiscal year.

The DC Plan allows for deferrals by participants of up to 50% of base salary, and up to 100% of bonuses and performance-based compensation. A participant in the DC Plan may elect to have the participant’s account credited with investment gains and losses by assuming that deferred amounts were invested in one or more hypothetical investment fund options selected by the participant. Participants are permitted to change their investment elections at any time. Participants are always 100% vested in the amount they defer and the earnings, gains and losses credited to their accounts. A participant is entitled to receive a distribution under the DC Plan upon such participant’s separation from service or disability or upon an unforeseeable emergency or a change in control, in each case, within the meaning of, or in accordance with, Section 409A of the Code (“Section 409A”), as well as in the event of the participant’s death or at the time specified by the participant for an in-service or education distribution. Any acceleration in the time or schedule of any payment due under the DC Plan is prohibited, except as provided under Section 409A. Distributions may be made in a lump sum or in installments, based upon the participant’s election as allowed under the DC Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table below reflects the amount of compensation that each of our Named Executive Officers would be entitled to receive under his or her existing employment agreement with the Company upon termination of such executive’s employment in certain circumstances. The amounts shown assume that such triggering event was effective as of December 31, 2012 (with the amount of any severance based on the executive’s base salary as of such date), and thus include amounts earned through such time and are only estimates of the amounts that would be paid out to such executives upon a termination of employment. The actual amounts to be paid out can only be determined at the time of such executive’s separation from the Company. Please see the section above entitled “Compensation Discussion and Analysis—Employment Agreements” for further discussion.

Name	Benefit	Termination w/o Cause or for Good Reason (apart from change in control)	Termination w/o Cause or for Good Reason (in connection with change in control)	Death or Disability	Change in Control(4)
Gerald T. Proehl	Severance	$604,450	$906,675	$604,450	$—
	Cash Bonus(1)	303,352	303,352	303,352	—
	Accelerated Option Vesting(2)	2,133,696	4,728,016	2,133,696	2,364,008
	Healthcare and Life Insurance Benefits(3)	25,303	37,955	25,303	—
	Outplacement Services	15,000	15,000	—	—
	Total Value:	3,081,801	5,990,998	3,066,801	2,364,008

Debra P. Crawford	Severance	354,419	354,419	354,419	—
	Cash Bonus(1)	118,177	118,177	118,177	—
	Accelerated Option Vesting(2)	694,342	1,356,683	694,342	678,342
	Healthcare and Life Insurance Benefits(3)	25,118	25,118	25,118	—
	Outplacement Services	15,000	15,000	—	—
	Total Value:	1,207,056	1,869,397	1,192,056	678,342

Warren E. Hall	Severance	320,448	320,448	320,448	—
	Cash Bonus(1)	106,205	106,205	106,205	—
	Accelerated Option Vesting(2)	667,772	1,377,963	667,772	688,982
	Healthcare and Life Insurance Benefits(3)	18,036	18,036	18,036	—
	Outplacement Services	15,000	15,000	—	—
	Total Value:	1,127,461	1,837,652	1,112,461	688,982

Wendell Wierenga, Ph.D.	Severance	407,100	407,100	407,100	—
	Cash Bonus(1)	97,200	97,200	97,200	—
	Accelerated Option Vesting(2)	447,984	1,198,946	447,984	599,473
	Healthcare and Life Insurance Benefits(3)	803	803	803	—
	Outplacement Services	15,000	15,000	—	—
	Total Value:	968,087	1,719,049	953,087	599,473

Carey J. Fox	Severance	352,266	352,266	352,266	—
	Cash Bonus(1)	114,288	114,288	114,288	—
	Accelerated Option Vesting(2)	694,342	1,356,683	694,342	678,342
	Healthcare and Life Insurance Benefits(3)	16,124	16,124	16,124	—
	Outplacement Services	15,000	15,000	—	—
	Total Value:	1,192,020	1,854,361	1,177,020	678,342

(1)	Represents a calculation based on the terms of the respective employment agreements as of December 31, 2012. The employment agreements of each of the Named Executive Officers was amended in March 2013, such that the bonus formulation used in determining severance payments was changed from using a three-year average (which would have then been prorated to the date of termination for all Named Executive Officers other than Mr. Proehl), to using the executive’s full target bonus for the year of termination.
(2)	The value of accelerated unvested options was calculated using the closing price of our common stock on December 31, 2012 of $10.98. The value of accelerated unvested options reported represents the difference between the aggregate exercise prices of the unvested options and the aggregate market values of the underlying shares.
(3)	Consists of health, dental, vision and life insurance coverage. The value is based upon the type of insurance coverage we carried for each Named Executive Officer as of December 31, 2012 and is valued at the premiums in effect on December 31, 2012.
(4)	The value of accelerated unvested options is based on the assumption that the acquirer assumes the options granted under our option plans, and 50% of the options become vested. In the event the acquirer does not assume the options granted, 100% of the unvested options would become vested.

Equity Compensation Plan Information

The following table sets forth information regarding all of our equity compensation plans as of December 31, 2012.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	19,089,848	$4.29	4,078,104	(1)
Equity compensation plans not approved by security holders	—	—	—

Total	19,089,848	$4.29	4,078,104

(1)	Includes 1,058,253 shares available for issuance under our Amended and Restated Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of November 25, 2013 for:

•	each of our Named Executive Officers;

•	each of our directors;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each executive officer, director, or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable as of January 24, 2014, which is 60 days after November 25, 2013.

Percentage of beneficial ownership is based on 67,326,021 shares of common stock outstanding as of November 25, 2013.

Unless otherwise indicated, the address for the following stockholders is c/o Santarus, Inc., 3611 Valley Centre Drive, Suite 400, San Diego, CA 92130.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent Beneficially Owned
Named Executive Officers and Directors:
Gerald T. Proehl(1)	2,334,238	3.4%
Debra P. Crawford(2)	850,433	1.3%
Warren E. Hall(3)	644,080	*
Wendell Wierenga, Ph.D.(4)	175,208	*
Carey J. Fox(5)	678,793	1.0%
David F. Hale(6)	643,452	1.0%
Daniel D. Burgess(7)	378,000	*
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)(8)	336,000	*
Alessandro E. Della Chà(9)	148,715	*
Michael E. Herman(10)	361,940	*
Ted W. Love, M.D.(11)	573,000	*
Kent Snyder(12)	304,000	*
5% Stockholders:
Funds affiliated with BlackRock, Inc.(13)	7,758,502	11.5%
Salix Pharmaceuticals, Ltd. and affiliates(14)	6,236,082	9.3%
Funds affiliated with Visium Asset Management, LP(15)	3,834,704	5.7%

All directors and executive officers as a group (18 persons)(16)	10,312,847	13.6%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Includes (a) options that are exercisable to purchase 1,974,766 shares and (b) 329,282 shares held by The Proehl Family Trust dtd 6/7/2007. Mr. Proehl is a trustee of The Proehl Family trust dtd 6/7/2007.
(2)	Includes options that are exercisable to purchase 684,107 shares.
(3)	Includes options that are exercisable to purchase 636,450 shares.

(4)	Includes options that are exercisable to purchase 170,494 shares.
(5)	Includes options that are exercisable to purchase 654,226 shares.
(6)	Includes (a) 295,452 shares and options that are immediately exercisable to purchase 325,000 shares, of which 17,500 will be unvested 60 days after November 25, 2013, held by the Hale Family Trust dated February 10, 1986 and (b) 5,000 shares held by Hale Trading Company, L.P. David F. Hale is a trustee of the Hale Family Trust, dated February 10, 1986 and the general partner of Hale Trading Company, L.P.
(7)	Includes options that are immediately exercisable to purchase 378,000 shares, of which 15,417 will be unvested 60 days after November 25, 2013.
(8)	Includes options that are immediately exercisable to purchase 336,000 shares, of which 13,334 will be unvested 60 days after November 25, 2013.
(9)	Includes options that are immediately exercisable to purchase 99,000 shares, of which 36,668 will be unvested 60 days after November 25, 2013.
(10)	Includes (a) 50,000 shares and options that are immediately exercisable to purchase 239,428 shares held by The Herman Family Trading Company, of which 15,417 will be unvested 60 days after November 25, 2013, (b) 52,112 shares held by the Michael E. Herman Revocable Trust, (c) 16,000 shares held by Vail Fishing Partners, and (d) 4,400 shares held by Mr. Herman’s spouse. Mr. Herman is the President of The Herman Family Trading Company, the general partner of Vail Fishing Partners and a trustee of the Michael E. Herman Revocable Trust. Mr. Herman disclaims beneficial ownership of the shares held by his spouse.
(11)	Includes options that are immediately exercisable to purchase 237,500 shares, of which 14,375 will be unvested 60 days after November 25, 2013.
(12)	Includes (a) options that are immediately exercisable to purchase 303,000 shares, of which 13,334 will be unvested 60 days after November 25, 2013, and (b) 1,000 shares held by the Snyder Family Trust dated July 17, 2000. Mr. Snyder is a trustee of the Snyder Family Trust dated July 17, 2000.
(13)	Based solely on a review of the Schedule 13G/A filed by BlackRock, Inc. with the SEC on November 7, 2013 reporting shares held as of October 31, 2013. BlackRock, Inc. reports shared voting and investment power with respect to all 7,758,502 shares. BlackRock, Inc. is a parent holding company for a number of investment management subsidiaries. The following subsidiaries are investment advisors in accordance with Rule 13d-1 that hold the shares beneficially owned by BlackRock, Inc.: BlackRock Advisors, LLC; BlackRock Institutional Trust Company, N.A.; BlackRock Fund Advisors; BlackRock Asset Management Canada Limited; BlackRock Advisors (UK) Limited; BlackRock Financial Management, Inc.; BlackRock Life Limited; BlackRock Asset Management Australia Limited; BlackRock Asset Management Ireland Limited; BlackRock International Limited; BlackRock Japan Co. Ltd.; BlackRock Investment Management (UK) Limited; and BlackRock Investment Management, LLC. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.
(14)	As reported on a Schedule 13D filed by Parent, Intermediary and Purchaser with the SEC on November 18, 2013, reporting shares held as of November 7, 2013, Parent, Intermediary and Purchaser may be deemed to have beneficial ownership of the Company’s common stock as a result of the Tender and Support Agreement entered into on November 7, 2013 among Parent, Purchaser and certain officers and directors of the Company. Parent, Intermediary and Purchaser expressly disclaim beneficial ownership of such shares. The address for Parent, Intermediary and Purchaser is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615.
(15)	Based solely on a review of the Schedule 13G filed by Visium Asset Management, LP. (“VAM”) with the SEC on April 12, 2013 reporting shares held as of April 2, 2013. Visium Balanced Master Fund, Ltd. (“VBMF”) beneficially owns 3,756,869 shares of the Company’s common stock. VAM, by virtue of its position as investment manager to pooled investment funds, may be deemed to beneficially own such shares. JG Asset, LLC (“JG Asset”) by virtue of its position as General Partner to VAM may be deemed to beneficially own all the shares beneficially owned by VAM and Jacob Gottlieb (“Gottlieb”) by virtue of his position as the Managing Member of JG Asset, may be deemed to beneficially own all the shares beneficially owned by JG Asset. VAM, JG Asset and Gottlieb disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. The address of VAM, VBMF, JG Asset and Gottlieb is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.
(16)	Includes options that are immediately exercisable to purchase 8,747,155 shares, of which 126,045 will be unvested 60 days after November 25, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

Pursuant to our Audit Committee Charter, the audit committee of our board of directors is responsible for reviewing all transactions with related parties and all such transactions must be approved by the audit committee unless such transactions are approved by a comparable body of the board of directors. We have not adopted written procedures for review of, or standards for approval of, these transactions, but instead the audit committee of our board of directors intends to review such transactions on a case by case basis. In addition, the compensation committee of our board of directors and/or our board of directors reviews all compensation-related policies involving our directors and executive officers.

Strategic Collaboration with Cosmo

On December 15, 2008, we entered into a strategic collaboration with Cosmo Technologies Limited, an affiliate of Cosmo Pharmaceuticals S.p.A. (“Cosmo”). Alessandro E. Della Chà, a member of our board of directors, is also a member of the board of directors of Cosmo and also serves as Cosmo’s outside legal counsel. Our collaboration with Cosmo includes a license agreement by and between the Company and Cosmo (the “Original License Agreement”) pursuant to which we were granted certain exclusive rights to develop and commercialize selected proprietary pharmaceutical products of Cosmo in the U.S. In partial consideration of the licenses granted, on December 15, 2008, we issued 6,000,000 shares of our common stock to Cosmo and made an upfront cash payment to Cosmo of $2.5 million. In addition, following the successful completion of the Phase III studies for Uceris, Cosmo elected to receive payment of a $3.0 million clinical milestone through the issuance of 972,132 shares of our common stock. Following FDA acceptance for filing of the NDA for Uceris, Cosmo elected to receive payment of a $4.0 million regulatory milestone through the issuance of 906,412 shares of our common stock. Following the first commercial sale of Uceris which occurred in February 2013, Cosmo elected to receive payment of a $7.0 million commercial milestone in cash. We may also be required to pay Cosmo the following additional commercial milestones for Uceris: a one-time $5.0 million milestone payment upon initial achievement of $75.0 million in annual calendar year net product sales; and a one-time $17.5 million milestone payment upon initial achievement of $150.0 million in annual calendar year net product sales. In addition, we may also be required to pay Cosmo commercial milestones of up to $28.0 million for rifamycin SV MMX. We may also be required to pay Cosmo an additional $2.0 million regulatory milestone for the initial indication for rifamycin SV MMX and up to $6.0 million in clinical and regulatory milestones for a second indication for rifamycin SV MMX. The milestones may be paid in cash or through issuance of additional shares of our common stock, at Cosmo’s option, subject to certain limitations. We are required to pay tiered royalties to Cosmo ranging from 12% to 14% on net sales of licensed products we sell. Under the terms of our supply agreement with Cosmo relating to the commercial supply of Uceris, we also pay Cosmo a supply price equal to 10% of net sales. Cosmo reimburses us for costs associated with packaging, which is handled by a third party. We were responsible for one-half of the total out-of-pocket costs associated with the Uceris Phase III clinical program and for all of the out-of-pocket costs for the rifamycin SV MMX Phase III U.S. registration study. We are also responsible for all of the out-of-pocket costs for the ongoing Uceris Phase IIIb clinical study. In the event that additional clinical work is required to obtain U.S. regulatory approval for rifamycin SV MMX, we and Cosmo will agree on cost sharing.

On November 7, 2013, the Company and Parent entered into an agreement (the “License Amendment”) with Cosmo, which License Amendment modifies certain terms of the Original License Agreement. Under the terms of the License Amendment, among other things, effective and conditioned upon the consummation of the Merger, (i) the Company agreed to return to Cosmo all rights to Rifamycin SV MMX® acquired by the Company under the Original License Agreement and all regulatory approvals, filings and study data relating to the product, (ii) Cosmo consented to the development, promotion and marketing in the United States by the Company, Parent and any of their subsidiaries of budesonide products; provided, that the Company, Parent and their subsidiaries are prohibited from developing, promoting or marketing an oral formulation budesonide product other than the product licensed by the Company under the Original License Agreement, and (iii) milestone obligations payable to Cosmo will only be payable in cash, and the Stock Issuance Agreement between the Company and Cosmo, effective as of December 10, 2008, and the Registration Rights Agreement between the Company and Cosmo, dated as of December 10, 2008 and amended on April 23, 2009, will be terminated. The License Amendment automatically terminates upon any termination of the Merger Agreement or if the Merger is not consummated by June 30, 2014. Mr. Della Chà abstained from the approval of the License Amendment by our board of directors.

The strategic collaboration with Cosmo is described in more detail in Note 3 to the consolidated financial statements included with our Annual Report on Form 10-K for the year ended December 31, 2012.

Covella Merger

In September 2010, we acquired the worldwide rights to SAN-300 through the acquisition of Covella Pharmaceuticals, Inc. (“Covella”), pursuant to the terms of a merger agreement. Prior to our acquisition of Covella, Covella was a privately held company owned by a small number of stockholders, including Mark C. Totoritis, our Senior Vice President, Clinical Research, Matthew W. Strobeck, a member of our board of directors from April 6, 2012 to June 1, 2012, and Westfield Capital Management Company, LP (“Westfield”), one of our greater than 10% stockholders at the time of the transaction, among others.

Under the terms of the merger agreement, we paid a total upfront of $162,000 in cash and 181,342 in unregistered shares of our common stock to the Covella stockholders. We also assumed responsibility for payment of approximately $1.2 million in Covella liabilities and transaction expenses, including $600,000 of debt owed to Westfield and a $100,000 change in control payment owed to Dr. Totoritis. In addition, we may be required to make clinical and regulatory milestone payments to the former Covella stockholders totaling up to an aggregate of $37.7 million based on success in developing product candidates (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). We may also be required to pay a royalty equal to a low single digit percentage rate of net sales of any commercial products resulting from the anti-VLA-1 mAb technology. Our obligation to pay the royalties continues on a country-by-country basis until the date which is the later of: (i) expiration of the last valid claim of the patents licensed by Covella pursuant to the license agreement in such country; or (ii) 10 years after the first commercial sale of the products in such country.

Of the total merger consideration, Dr. Totoritis, Dr. Strobeck and Westfield received approximately $49,000, $2,000 and $6,000, respectively, and 55,191, 1,971 and 6,307 unregistered shares of our common stock, respectively. In addition to their portion of the merger consideration, Westfield also received $600,000 as repayment of debt owed by Covella and Dr. Totoritis received a $100,000 change in control payment owed by Covella. Dr. Totoritis, Dr. Strobeck and Westfield may also be entitled to portions of the additional milestone and royalty payments discussed above.

The Covella stockholders agreed to indemnify us for certain matters, including breaches of representations and warranties and covenants included in the merger agreement, up to a maximum specified amount and subject to other limitations. We agreed to indemnify the Covella stockholders for certain matters, including breaches of representations, warranties and covenants included in the merger agreement, up to a maximum specified amount and subject to other limitations.

Based on a review of all relevant factors, including, without limitation, the terms set forth in the merger agreement, our board of directors deemed the merger to be advisable to and consistent with and fair to and in the best interests of the Company and its stockholders in order to advance our long-term business interests.

Other Transactions

During 2012, we believe that there has not been any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our common stock, or members of any such person’s immediate family, had or will have a direct or indirect material interest, other than the transactions described above under the headings “—Strategic Collaboration with Cosmo” and “—Covella Merger” and compensation described under the headings “Proposal 1 Election of Directors—Compensation of Directors” and “Executive Compensation and Other Information.” We intend that any such future transactions will be approved by the audit committee unless such transactions are approved by a comparable body of the board of directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Exchange Act, directors, officers and beneficial owners of 10% or more of our common stock are required to file with the SEC on a timely basis initial reports of beneficial ownership and reports of changes regarding their beneficial ownership of our common stock. Officers, directors and 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such forms received and the written representations from certain reporting persons, we have determined that all executive officers, directors and greater than 10% beneficial owners known to us complied with their reporting obligations under Section 16(a) of the Exchange Act during the fiscal year ended December 31, 2012, except that Cosmo, then a greater than 10% beneficial owner, failed to file a Form 4 with respect to its receipt of 906,412 shares of our common stock on February 17, 2012 in connection with the payment of a regulatory milestone under our license agreement. Cosmo subsequently filed the Form 4 on March 21, 2013.

ANNEX II

[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]

November 6, 2013

Board of Directors

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, CA 92130

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Santarus, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Salix Pharmaceuticals, Ltd. (“Parent”) and Willow Acquisition Sub Corporation (a Delaware company) (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock of the Company (“Company Common Stock”) at a price of $32.00 per share, net to the seller in cash, without interest, and (ii) following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of the Company or owned by Parent, Merger Sub or any wholly owned subsidiary of Parent or the Company and Appraisal Shares (as defined in the Merger Agreement) (collectively, “Excluded Shares”)) will be converted into the right to receive $32.00 per share in cash, without interest (the per share consideration to be paid in the Tender Offer and the Merger, the “Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, as of the date hereof, to the holders of shares of Company Common Stock (other than Excluded Shares) of the Consideration to be received by the holders of such shares in the Transaction pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed a draft copy of the Merger Agreement dated November 5, 2013, which was the most recent draft made available to us;

(ii)	reviewed certain publicly available information concerning the Company, including, without limitation, certain historical filings made by the Company with the Securities and Exchange Commission;

(iii)	reviewed certain relevant historical financial and operating data concerning the Company furnished to us by the management of the Company;

(iv)	reviewed certain internal financial analyses, financial projections, reports and other information concerning the Company prepared by the management of the Company, including projections for the Company provided by the management of the Company (the “Company Projections”);

(v)	discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and such other matters as we deemed relevant;

(vi)	reviewed certain operating results of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

(vii)	reviewed certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations that we deemed relevant;

(viii)	reviewed, based on the Company Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of the discounted cash flows;

(ix)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company; and

(x)	reviewed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of this Opinion. In addition, we took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industry in which the Company operates.

In rendering our Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to us by the Company (including, without limitation, the Company Projections), we have assumed, at the direction of the Company, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company, without adjustment for probability of technical success of relevant products, and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted or projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information. Stifel has relied on this forecasted or projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof or for any of the assumptions on which it is based.

We also have assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities (contingent or otherwise), nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approvals, consents, releases and waivers and that all conditions to the Transaction will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated on the terms and conditions described in the Merger Agreement, without any waiver or modification of any material term or condition by the Company or any other party and without any anti-dilution or other adjustment to the Consideration, and that obtaining any necessary regulatory or other approvals, consents, releases and waivers or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company, Parent or the Transaction. We have assumed, in all respects material to our Opinion, that the representations and warranties of each party contained in the Merger Agreement are true and correct. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

Our Opinion is limited to whether, as of the date hereof, the Consideration is fair to the holders of shares of Company Common Stock (other than Excluded Shares), from a financial point of view, and does not address any other terms, aspects or implications of the Merger Agreement or the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Merger Agreement or the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated by or entered into in connection with the Merger Agreement or the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Transaction on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities or otherwise; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the shares of Company Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; or (v) whether Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration to the holders of shares of Company Common Stock. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or Parent’s securities will trade following public announcement or consummation, as applicable, of the Merger Agreement or the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us by or on behalf of the Company, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. We are not expressing any opinion as to the solvency or fair value of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on or otherwise act with respect to the Transaction or to any shareholder of the Company or Parent as to how any such shareholder should act with respect to the Transaction, including without limitation whether any shareholder of the Company should participate in the Tender Offer or exercise any appraisal rights that may be available to such shareholder. In addition, this Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board in connection with the Transaction and will receive a fee for our services, a portion of which becomes payable upon the delivery of this Opinion and a larger portion of which is contingent upon consummation of the Tender Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past we have acted as financial advisor to the Company in connection with a potential business combination transaction, for which we received customary compensation. Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and Parent and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by holders of shares of Company Common Stock (other than Excluded Shares) in the Transaction pursuant to the Merger Agreement is fair to the holders of such shares, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.